Exhibit 99.2

Almacenes Éxito S.A.

Condensed separate financial statements for interim periods

As of September 30, 2025, and December 31, 2024, and for the nine-month and three-month periods ended September 30, 2025, and 2024

Almacenes Éxito S.A.

Condensed Separate Statement of Financial Position for Interim Periods

As of September 30, 2025, and December 31, 2024,

(Amounts expressed in millions of Colombian pesos)

	Notes	September 30, 2025	December 31, 2024
Current assets
Cash and cash equivalents	6	570,852	856,675
Trade receivables and other receivables	7	238,804	314,528
Prepayments	8	14,895	13,694
Receivables from related parties	9	71,731	53,633
Inventories, net	10	2,434,155	2,230,260
Financial assets	11	473	4,469
Tax assets	23	682,897	495,669
Assets held for sale	40	2,645	2,645
Total current assets		4,016,452	3,971,573
Non-current assets
Trade receivables and other receivables	7	10,849	13,867
Prepayments	8	8,140	9,622
Receivables from related parties	9	1,725	-
Financial assets	11	4,476	1,839
Deferred tax assets	23	131,450	176,378
Property, plant and equipment, net	12	1,768,672	1,861,804
Investment property, net	13	63,528	64,177
Rights of use asset, net	14	1,573,969	1,525,968
Other intangible assets, net	15	161,231	171,861
Goodwill	16	1,453,077	1,453,077
Investments accounted for using the equity method	17	4,924,672	4,653,658
Other assets		398	398
Total non-current assets		10,102,187	9,932,649
Total assets		14,118,639	13,904,222

Current liabilities
Loans, borrowings, and other financial liability	19	1,829,233	1,553,175
Employee benefits	20	5,015	3,336
Provisions	21	15,202	33,397
Payables to related parties	9	172,235	114,552
Trade payables and other payable	22	3,216,955	3,129,255
Lease liabilities	14	285,621	315,308
Tax liabilities	23	81,024	108,668
Other financial liabilities	24	54,514	161,672
Other liabilities	25	99,926	172,002
Total current liabilities		5,759,725	5,591,365
Non-current liabilities
Loans, borrowings, and other financial liability	19	-	128,672
Employee benefits	20	16,186	16,186
Provisions	21	13,362	13,843
Trade payables and other payables	22	1,620	22,195
Lease liabilities	14	1,532,350	1,443,071
Other liabilities	25	334	378
Total non-current liabilities		1,563,852	1,624,345
Total liabilities		7,323,577	7,215,710

Equity
Issued share capital	26	4,482	4,482
Reserves	26	1,518,855	1,491,467
Other equity components		5,271,725	5,192,563
Total equity		6,795,062	6,688,512
Total liabilities and equity		14,118,639	13,904,222

The accompanying notes are an integral part of the unaudited condensed separate interim financial statements.

Almacenes Éxito S.A.

Condensed Separate Statement of profit of loss for Interim Periods

For the nine-month and three-month periods ended September 30, 2025, and 2024

(Amounts expressed in millions of Colombian pesos)

	Notes	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Continuing operations
Revenue from contracts with customers	27	11,727,575	11,251,640	3,973,184	3,815,390
Cost of sales	10	(9,374,252)	(9,042,039)	(3,176,441)	(3,085,897)
Gross profit		2,353,323	2,209,601	796,743	729,493

Distribution, administrative and selling expenses	28	(2,090,769)	(2,196,002)	(685,051)	(714,922)
Other operating revenue	30	27,270	38,010	4,867	13,315
Other operating expenses	30	(231)	(80,742)	773	(32,010)
Other (loss) income, net	30	7,207	(3,134)	(205)	(177)
Operating profit (loss)		296,800	(32,267)	117,127	(4,301)

Financial income	31	55,979	67,722	16,299	5,919
Financial cost	31	(299,230)	(378,369)	(98,648)	(100,823)
Share of profit in associates and joint ventures	32	374,160	146,570	131,116	45,338
Profit (loss) before income tax from continuing operations		427,709	(196,344)	165,894	(53,867)
Income tax (expense)	23	(44,792)	105,013	(22,989)	19,134
Profit for the year		382,917	(91,331)	142,905	(34,733)

Earnings per share (*)
Basic earnings per share (*):
Basic earnings per share from continuing operations	33	295.04	(70.37)	110.11	(26.76)

(*)	Amounts expressed in Colombian pesos.

The accompanying notes are an integral part of the unaudited condensed separate interim financial statements.

Almacenes Éxito S.A.

Condensed Separate Statement of Comprehensive Income for Interim Periods

For the nine-month and three-month periods ended September 30, 2025, and 2024

(Amounts expressed in millions of Colombian pesos)

	Notes	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024

Net profit (loss) for the period		382,917	(91,331)	142,905	(34,733)

Other comprehensive income

Components of other comprehensive income that will not be reclassified to profit and loss, net of taxes
Gain (Loss) from financial instruments designated at fair value through other comprehensive Income	26	706	(259)	784	140
Total other comprehensive income that will not be reclassified to period results, net of taxes		706	(259)	784	140

Components of other comprehensive income that may be reclassified to profit and loss, net of taxes
Gain (loss) from translation exchange differences (1)	26	(448,192)	(19,992)	(239,799)	(121,610)
Gain from cash flow hedge	26	2,779	1,038	1,295	(1,645)
Total other comprehensive income that may be reclassified to profit or loss, net of taxes		(445,413)	(18,954)	(238,504)	(123,255)
Total other comprehensive income		(444,707)	(19,213)	(237,720)	(123,115)
Total comprehensive income		(61,790)	(110,544)	(94,815)	(157,848)

Earnings per share
Basic earnings per share (*):
Basic earnings per share from continuing operations	33	(47.61)	(85.17)	(73.05)	(121.62)

(*)	Amounts expressed in Colombian pesos.

(1)	Refers to exchange differences arising from the translation of assets, liabilities, equity and results of foreign operations into the reporting currency.

The accompanying notes are an integral part of the unaudited condensed separate interim financial statements.

Almacenes Éxito S.A.

Condensed Separate Statement of Changes in Equity for Interim Periods

As of September 30, 2025, and 2024

(Amounts expressed in millions of Colombian pesos)

	Issued share capital	Premium on the issue of shares	Treasury shares reacquired	Legal reserve	Occasional reserve	Reserves for acquisition of treasury shares	Reserve for future dividends distribution	Other reserves	Total reserves	Other comprehensive income	Retained earnings	Other equity components	Total equity
	(Note 26)	(Note 26)	(Note 26)	(Note 26)	(Note 26)	(Note 26)	(Note 26)	(Note 26)	(Note 26)	(Note 26)
Balance on December 31, 2023	4,482	4,843,466	(319,490)	7,857	509,918	418,442	155,412	339,496	1,431,125	(2,304,046)	534,333	1,910,807	6,100,677
Declared dividend (Note 37)	-	-	-	-	(65,529)	-	-	-	(65,529)	-	-	-	(65,529)
Net (loss)	-	-	-	-	-	-	-	-	-	-	(91,331)	-	(91,331)
Other comprehensive income	-	-	-	-	-	-	-	-	-	(8,721)	-	-	(8,721)
Appropriation to reserves	-	-	-	-	141,707	-	-	(15,709)	125,998	-	(125,998)	-	-
Changes in interest in the ownership of subsidiaries that do not result in change of control	-	-	-	-	-	-	-	-	-	-	-	(82,108)	(82,108)
Equity method on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	564,827	564,827
Equity method on the effect of the valuation of the put option of the subsidiary Grupo Disco del Uruguay S.A	-	-	-	-	-	-	-	-	-	(10,492)	-	57,614	47,122
Other movements	-	-	-	-	-	-	-	(105)	(105)	-	(11)	-	(116)
Balance on September 30, 2024	4,482	4,843,466	(319,490)	7,857	586,096	418,442	155,412	323,682	1,491,489	(2,323,259)	316,993	2,451,140	6,464,821

Balance on December 31, 2024	4,482	4,843,466	(319,490)	7,857	586,096	418,442	155,412	323,660	1,491,467	(2,307,004)	464,211	2,511,380	6,688,512
Declared dividend (Note 37)	-	-	-	-	(27,398)	-	-	-	(27,398)	-	-	-	(27,398)
Net profit	-	-	-	-	-	-	-	-	-	-	382,917	-	382,917
Other comprehensive income	-	-	-	-	-	-	-	-	-	(450,504)	-	-	(450,504)
Appropriation to reserves	-	-	-	-	54,786	-	-	-	54,786	-	(54,786)	-	-
Changes in interest in the ownership of subsidiaries that do not result in change of control	-	-	-	-	-	-	-	-	-	-	-	(168,174)	(168,174)
Equity method on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	168,432	168,432
Equity method on the effect of the valuation of the put option of the subsidiary Grupo Disco del Uruguay S.A	-	-	-	-	-	-	-	-	-	5,797	-	194,693	200,490
Other movements	-	-	-	-	-	-	-	-	-	-	787	-	787
Balance on September 30, 2025	4,482	4,843,466	(319,490)	7,857	613,484	418,442	155,412	323,660	1,518,855	(2,751,711)	793,129	2,706,331	6,795,062

The accompanying notes are an integral part of the unaudited condensed separate interim financial statements.

Almacenes Éxito S.A.

Condensed Separate Statement of Cash Flows for Interim Periods

For the periods ended September 30, 2025, and 2024

(Amounts expressed in millions of Colombian pesos)

	Notes	January 1 to September 30, 2025	January 1 to September 30, 2024 (1)
Operating activities
Profit (loss) for the year		382,917	(91,331)
Adjustments to reconcile profit for the year
Current income tax	23	(135)	1,563
Deferred tax	23	44,927	(106,576)
Interest, loans and lease expenses	31	238,523	264,700
Losses (gain) due to difference in unrealized exchange (1)		(16,816)	21,748
Losses (gains) on fair valuation of derivative financial instruments	31	10,870	(15,621)
Expected credit loss (gains), net	7.1	(20)	6,759
Impairment of property, plant and equipment and investment property, net	10.1	(8,575)	10,560
Employee benefit provisions	20	1,678	1,677
Provisions and reversals	21	204	65,642
Depreciation of property, plant and equipment, right of use asset and investment property	12; 13; 14	382,559	396,576
Amortization of other intangible assets	15	18,773	19,743
Share of profit from equity method investments	32	(374,160)	(146,570)
(Gains) losses on disposal and retirement of property, plant and equipment, intangibles, investment properties, right-of-use assets, and other assets		(7,190)	3,355
Operating result before changes in working capital		673,555	432,225
Decrease (increase) in trade receivables and other receivables		116,752	99,915
Decrease (Increase) in prepayments		281	(3,568)
(Increase) decrease in receivables from related parties		(20,242)	37,148
(Increase) decrease in inventories		(195,320)	(378,342)
Decrease in tax assets		17,653	14,182
Payments in other provisions	21	(18,880)	(39,067)
Increase (Decrease) in trade payables and other accounts payable		96,390	(919,440)
Increase (Decrease) in accounts payable to related parties		57,683	(124,887)
(Decrease) in tax liabilities		(27,644)	(25,385)
(Decrease) in other liabilities		(72,120)	(71,314)
Income tax, net		(198,698)	(198,380)
Net cash flows (used in) from operating activities		429,410	(1,176,913)

Investing activities
Contributions to and returns from subsidiaries and joint ventures		(271,363)	34,884
Acquisition of property, plant and equipment	12.1	(71,508)	(109,025)
Acquisition of other intangible assets	15	(6,314)	(8,502)
Proceeds of the sale of property, plant and equipment		7,290	2,052
Dividends received		79,704	123,671
Net cash flows (used in) provided by investing activities		(262,191)	43,080

Financing activities
Cash flows from changes in ownership interests of subsidiaries that do not result in loss of control		-	23
Payments made for financial assets		(2,637)	72
Payments received from collections on behalf of third parties		(113,968)	34,751
Proceeds from loans and borrowings	19	793,400	1,197,515
Payments of loans and borrowings	19	(635,677)	(111,846)
Payments of interest of loans and borrowings	19	(128,573)	(132,409)
Lease liabilities paid	14.2	(220,429)	(221,908)
Interest in lease liabilities paid	14.2	(117,717)	(111,562)
Dividends paid		(27,441)	(15,145)
Net cash flows (used in) provided by financing activities		(453,042)	639,491

Net (decrease) increase in cash and cash equivalents		(285,823)	(494,342)
Cash and cash equivalents at the beginning of period	6	856,675	980,624
Cash and cash equivalents at the end of period	6	570,852	486,282

The accompanying notes are an integral part of the unaudited condensed separate interim financial statements.

(1)	Some figures in the September 2024 financial statements have been disaggregated, providing users with greater detail. The Company’s management considered that these figures do not influence the economic decisions made by users regarding the financial statements issued in 2025.

Note 1. General information

Almacenes Éxito S.A. (hereinafter, the Company) was incorporated in accordance with Colombian laws on March 24, 1950; its headquarters are located at Carrera 48 No 32 B Sur - 139, Envigado, Colombia. The Company’s duration is set to expire on December 31, 2150

The Company has been listed on the Colombia Stock Exchange (BVC) since 1994 and is under the supervision of the Financial Superintendence of Colombia; it is a foreign issuer at the U.S. Securities and Exchange Commission (SEC).

The issuance of the condensed separate financial statements for the interim periods as of June 30, 2025, was authorized by the Board of Directors of the Parent Company, as evidenced in the minutes of the mentioned body dated November 11, 2025.

The Company’s corporate purpose primarily consists of:

-	Acquiring, storing, transforming, and generally distributing and selling under any commercial modality, including financing, all kinds of goods and products, both domestic and foreign, wholesale and retail, through physical or virtual means.

-	Providing complementary services such as granting credits for the acquisition of goods, offering insurance, conducting money transfers and remittances, providing mobile phone services, selling travel and tour packages, repairing and maintaining movable goods, conducting procedures, and selling energy.

-	Leasing commercial premises, receiving or granting the lease or other mere tenancy rights to sales spaces or business areas within its commercial establishments intended for the distribution of goods or products and the provision of complementary services.

-	Establishing, financing, or promoting companies or businesses with other natural or legal persons whose purpose is the production of objects, goods, articles, or the provision of services related to the operation of commercial establishments.

-	Acquiring real estate, building commercial premises for establishing stores, shopping centers, or other suitable places for the distribution of goods, without prejudice to the fact that, with a rational land utilization approach, it may sell floors or premises, lease them, or exploit them in another convenient manner, as well as investing in real estate, promoting, and executing real estate projects of any kind and in any form of real estate.

-	Applying funds for investment purposes to acquire shares, bonds, commercial papers, and other freely traded securities in the market for taking advantage of fiscal incentives established by law, as well as making temporary investments in liquid securities for temporary productive use; conducting firm factoring operations with its own resources, constituting guarantees on its movable or immovable assets, and executing financial transactions that allow it to acquire funds or other assets

-	Distributing liquid petroleum derivatives as a wholesaler and retailer through service stations, alcohol, biofuels, compressed natural gas and any other fuel applied to the automotive, industrial, fluvial, maritime, and air sectors in all their forms.

From January 22, 2024, as of September 30, 2025, the immediate parent company of the Company is Cama Commercial Group Corp., which holds 86.84% (direct) stake in the Company’s share capital. Cama Commercial Group Corp. is controlled by Clarendon Worldwide S.A., which in turn is controlled by Fundación El Salvador del Mundo, ultimately controlled by Francisco Javier Calleja Malaina

A business group situation is registered with the Chamber of Commerce of Aburrá Sur by the company Almacenes Éxito S.A.

Note 2. Preparation bases and other material accounting policies

The separate financial statements as of December 31, 2024, and the condensed separate financial statements for the interim periods as of September 30, 2025, and for the periods ended September 30, 2025, and September 30, 2024; have been prepared in accordance with the International Financial Reporting Standards (IFRS) authorized by the International Accounting Standards Board (IASB) and established in Colombia through Law 1314 of 2009, regulated by Decree 2420 of 2015, “Single Regulatory Decree for Accounting and Financial Reporting Standards and Information Assurance,” along with the other amending decrees.

The condensed separate financial statements for the interim periods ended September 30, 2025, and September 30, 2024, are presented in accordance with IAS 34 and should be read in conjunction with the separate financial statements as of December 31, 2024, which were presented in accordance with IAS 1 and do not include all the information required for separate financial statements presented in accordance with this IAS. The notes to these condensed interim separate financial statements do not provide non-significant updates to the information provided in the notes to the separate financial statements as of December 31, 2024. Notes have been included to explain events and transactions that are relevant to an understanding of the changes in Grupo Éxito’s financial position and operating performance since December 31, 2024, and to update the information presented in the separate financial statements as of December 31, 2024.

The separate financial statements have been prepared on the historical cost basis, except for derivative financial instruments and financial instruments measured at fair value, as well as non-current assets and disposal group of assets measured at the lowest between their carrying amount and their fair value less their cost of sale.

The Company has prepared separate financial statements on the basis that it will continue as a going concern.

Note 3. Accounting policies

The condensed separate financial statements for the interim periods as of September 30, 2025, have been prepared using the same accounting policies, measurements, and bases applied in the preparation of the separate financial statements as of December 31, 2024, which are duly disclosed in the separate financial statements presented at the end of that year, except for the standards, new interpretations and amendments applicable from January 1, 2025.

The adoption of the new standards effective from January 1, 2025, as mentioned in Note 4.1, did not result in significant changes to these accounting policies compared to those used in the preparation of the separate financial statements as of December 31, 2024, and no significant impacts were observed upon adoption.

Note 4. Regulatory changes

Note 4.1. Standards and Interpretations issued by the International Accounting Standards Board -IASB applicable to the Company

Standard	Description	Impact
Amendment to IAS 21 – Lack of Convertibility

This Amendment, which modifies IAS 21 – The Effects of Changes in Foreign Exchange Rates, aims to establish accounting requirements when a currency is not exchangeable for another currency, specifying the exchange rate to be used and the information to be disclosed in the financial statements.

The Amendment will enable companies to provide more useful information in their financial statements and assist investors by addressing an issue that was not previously covered under accounting requirements for the effects of exchange rate fluctuations.

This amendment had no impact on the financial statements.

Note 4.2. New standards and Interpretations Issued, not yet effective

Standard	Description	Impact
IFRS 18 - Presentation and Disclosure in the Financial Statements

This standard replaces NIC 1 - Presentation of Financial Statements, transferring many of its requirements without any changes.

Its objective is to assist investors in analyzing the financial performance of companies by providing more transparent and comparable information to make better investment decisions. It introduces three sets of new requirements:

a. Improvement of the comparability of the income statement: Currently, there is no specific structure for the income statement. Companies choose the subtotals they wish to include, declaring an operating result, but the method of calculating it varies from one company to another, which reduces comparability. The standard introduces three defined categories of income and expenses (operations, investment, and financing) to improve the structure of the income statement and requires all companies to present new defined subtotals.

b. Greater transparency of performance measures defined by management: Most companies do not provide enough information for investors to understand how performance measures are calculated and how they relate to the subtotals in the income statement. The standard requires companies to disclose explanations regarding specific performance measures related to the income statement, referred to as management-defined performance measures.

c. A more useful grouping of information in the financial statements: Investor analysis is hindered if the disclosed information is too summarized or too detailed. The standard provides more detailed guidance on how to organize the information and its inclusion in the primary financial statements or in the notes.

It is estimated that no significant impacts will arise from the application of this IFRS.

Standard	Description	Impact
IFRS 19 - Subsidiaries without Public Accountability: Disclosures

It allows companies to simplify the reporting systems and processes, thus reducing the costs of preparing the financial statements of subsidiaries, while maintaining the usefulness of those financial statements for their users.

Subsidiaries that apply IFRS for SMEs or national accounting standards when preparing their financial statements often maintain two sets of accounting records because the requirements of these standards differ from those of IFRS.

This standard will address these challenges in the following ways:

- Allowing subsidiaries to maintain a single set of accounting records to meet the needs of both their parent company and the users of their financial statements.

-Reducing disclosure requirements and adapting them to the needs of the users of their financial statements

A subsidiary applies IFRS 19 if and only if:

a. It does not account publicly (generally, it is not listed on the stock exchange and is not a financial institution); and

b. The subsidiary’s immediate or ultimate parent produces consolidated financial statements that are publicly available and comply with IFRS.

It is estimated that no significant impacts will arise from the application of this IFRS.
Amendment to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

This Amendment clarifies the classification of financial assets with environmental, social, and corporate governance characteristics and similar features. According to the characteristics of the contractual cash flow, there is confusion as to whether these assets should be measured at amortized cost or at fair value.

With these modifications, the IASB has introduced additional disclosure requirements to improve transparency for investors regarding investments in equity instruments designated at fair value through other financial instruments and comprehensive income with contingent features; for example, aspects related to environmental, social, and corporate governance affairs.

Additionally, these Amendments clarify the requirements for derecognition of financial assets or liabilities through electronic payment systems. The modifications clarify the date when a financial asset or liability is derecognized.

The IASB also developed an accounting policy allowing the derecognition of a financial liability before the cash is delivered on the settlement date if the following criteria are met: (a) the entity cannot withdraw, stop, or cancel the payment instructions; (b) the entity cannot access the cash that will be used for the payment instruction; and (c) there is no significant risk with the electronic payment system.

It is estimated that no significant impacts will arise from the application of these amendments.

Standard	Description	Impact
Annual Improvements to IFRS Standards

This document issues several minor amendments to the following standards: IFRS 1 First-time Adoption, IFRS 7 Financial Instruments: Disclosures, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements, and IAS 7 Statement of Cash Flows

The amendments issued include clarifications, cross-referencing adjustments of standards, outdated references, changes in illustrative examples, and revisions to certain paragraph words. The aim is to enhance the comprehensibility of these standards and avoid ambiguities in their interpretation

It is estimated that no significant impacts will arise from the application of these improvements.

Amendment to IFRS 9 and IFRS 7 – Contracts referencing electricity that depends on nature.

In this amendment, the IASB makes some modifications to the disclosures that companies must make when using electricity contracts that depend on nature as hedging instruments.

Key aspects of this amendment include:

- Clarifying the application of the own-use requirements.

- Allowing hedge accounting when these contracts are used as hedging instruments.

- Adding new disclosure requirements that enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.

It is estimated that no significant impacts will arise from the application of these amendments.
IFRS S1 - General requirements for sustainability-related financial disclosures.

The objective of IFRS S1 - General requirements for sustainability-related financial disclosures, is to require an entity to disclose information about all sustainability-related risks and opportunities that could reasonably be expected to affect the entity’s cash flow, its access to financing, or cost of capital in the short, medium, or long term. These risks and opportunities are collectively referred to as ‘sustainability-related risks and opportunities that could reasonably be expected to affect the entity’s outlook.’ The information is expected to be useful to the primary users of financial reports with general purpose when making decisions about providing resources to the entity.

The Management is evaluating the impacts of the application of this IFRS.

Standard	Description	Impact
IFRS S2 - Climate-related Disclosures.

The objective of IFRS S2 - Climate-related Disclosures is to require an entity to disclose information about all climate-related risks and opportunities that could reasonably be expected to affect the entity’s cash flow, its access to financing, or cost of capital in the short, medium, or long term (collectively referred to as ‘climate-related information’). The information is expected to be useful to the primary users of financial reports with general purpose when making decisions about providing resources to the entity.

The Management is evaluating the impacts of the application of this IFRS.

IFRS 19 Subsidiaries without Public Accountability: Disclosures

This amendment complements the updating work on this standard by including reduced disclosure requirements for other standards or amendments issued up to February 2021.

The new amendments specifically reduce the disclosure requirements in:

- IFRS 18 Presentation and Disclosure in Financial Statements

- Supplier Finance Arrangements (amendments to IAS 7 and IFRS 7)

- International Tax Reform – Pillar Two Model Rules (amendments to IAS 12)

- Lack of Exchangeability (amendments to IAS 21)

- Classification and Measurement of Financial Instruments (amendments to IFRS 7 and IFRS 9)

With these amendments, IFRS 19 now reflects the changes in IFRS Accounting Standards that will become effective from 1 January 2027, when the standard itself comes into force.

It is estimated that no significant impacts will arise from the application of these amendments.

Note 5. Significant events

Discontinuation of the BDR program (Forward-looking statements)

On February 14, 2025, the Company informs the market and the holders of Level II sponsored American Depositary Receipts (ADRs), backed by issued shares (“BDRs”), that B3 S.A. – Brazil, Bolsa, Balcão and the CVM has approved the procedures and conditions for the voluntary discontinuation of the BDR program (“BDR Program”).

On July 16, 2025, the Brazilian Securities and Exchange Commission (“CVM”) approved the cancellation of the Company’s registration as a foreign issuer, category “A,” with the CVM (“BDRs Program”)

On August 4, 2025, the Company informed to the market that CVM has approved the cancellation of its registration as a foreign issuer, Category “A” with the CVM (“BDRs Program”)

Withdrawal of ADS (American Depositary Shares)

On January 8, 2025, the last day of trading of the ADS on the New York Stock Exchange (“NYSE”) took place. The Company also notified its depositary, JPMorgan Chase Bank N.A., of the termination of the ADS program, which became effective on January 21, 2025. As a result, the last trading day of the Company’s ADS was January 17, 2025.

A change in the Company’s shareholder composition occurred as a result of the exit of JPMorgan Chase Bank NA FBO Holders of DR ÉXITO ADR as the depositary of its American Depositary Shares (“ADRs”) program following its termination.

Note 6. Cash and cash equivalents

The balance of cash and cash equivalents is as follows:

	September 30, 2025	December 31, 2024
Cash in hand and at banks	547,470	743,526
Certificates of deposit and securities (1)	11,179	108,101
High liquidity funds (2)	10,681	3,614
Funds	1,522	1,434
Total cash and cash equivalents	570,852	856,675

(1)	As of September 30, 2025, the balance corresponds to treasury bills (TES) $11,179 (December 31, 2024 - $15,480) National Tax Refund Certificates $- (December 31, 2024 – $88,518) and Certificates of Term Deposit (CDT) $- (December 31, 2024 – $4,103).

(2)	The balance refers to:

	September 30, 2025	December 31, 2024
Corredores Davivienda S.A.	8,497	1,917
BBVA Asset S.A.	1,489	233
Fondo de Inversión Colectiva Abierta Occirenta	210	604
Fiduciaria Bogota S.A.	207	188
Fiducolombia S.A.	165	547
Skandia Fiduciaria S.A.	71	-
Credicorp Capital	42	125
Total high liquidity funds	10,681	3,614

The increase corresponds to new fiduciary rights to be used in the Company’s operations.

As of September 30, 2025, the Company recorded returns generated from cash in banks and cash equivalents amounting to $5,987 (September 30, 2024 - $1,968), which were recognized as financial income, as detailed in Note 31.

As of September 30, 2025, and December 31, 2024, cash and cash equivalents are not subject to any restrictions or liens that limit their availability.

Note 7. Trade receivables and other receivables

The balance of trade receivables and other receivables is as follows:

	September 30, 2025	December 31, 2024
Trade receivables (Note 7.1)	103,539	180,937
Other accounts receivable (Note 7.2)	146,114	147,458
Total trade receivables and other receivables	249,653	328,395
Current	238,804	314,528
Non-Current	10,849	13,867

Note 7.1. Trade receivables

The balance of trade receivables is as follows:

	September 30, 2025	December 31, 2024
Trade receivables	88,241	162,305
Sale of real-estate project inventories (1)	10,878	10,800
Net investment in leases	3,946	5,509
Rentals and dealers	3,274	5,865
Employee funds and lending	223	514
Allowance for expected credit loss	(3,023)	(4,056)
Total trade receivables	103,539	180,937

(1)	The balance corresponds to the long-term sales of the Copacabana real estate project.

An impairment test is performed at each reporting period-end. The measurement rates are based on the days overdue for groupings of various customer segments with similar loss patterns (such as product type and customer rating, among others). The calculation reflects the result of a reasonable and sustainable weighted probability based on available information at the reporting date, considering past events and current conditions. Generally, trade receivables and other receivables are written off if they are overdue for more than one year.

The expected credit loss provision is recognized as an expense in the period’s results. During the period ended September 30, 2025, the net effect of portfolio impairment on operational results corresponds to an income of $20 (September 30, 2024 - expense of $6,759).

The movement provision of the expected credit loss during the period was as follows:

Balance as of December 31, 2023	4,160
Additions (Note 28)	20,819
Reversal of allowance for expected credit losses (Note 30)	(14,060)
Write-off of receivables	(4,040)
Balance as of September 30, 2024	6,879

Balance as of December 31, 2024	4,056
Additions (Note 28)	10,247
Reversal of allowance for expected credit losses (Note 30)	(10,267)
Write-off of receivables	(1,013)
Balance as of September 30, 2025	3,023

Note 7.2. Other receivables

The balance of other accounts receivable is as follows:

	September 30, 2025	December 31, 2024
Business agreements (1)	69,832	71,989
Recoverable taxes (2)	45,632	21,194
Loans or advances to employees	9,256	33,278
Sale of property, plant, and equipment (3)	7,258	353
Money remittances	2,798	8,858
Money transfer services	931	1,575
Other receivables	10,407	10,211
Total other receivables	146,114	147,458

(1)	The variation mainly corresponds to the increase in the receivable from Proteihuevo SAS for $2,659.

(2)	The increase is mainly due to the VAT credit balance generated by the Company in the last two-month periods of the current year, arising from a higher amount of deductible VAT.

(3)	The increase mainly corresponds to the sale of the Country lot in Bogotá for $6,986.

Trade receivables and other receivables by age

The details by age of trade receivables and other receivables, excluding impairment, are as follows:

Period	Total	Less than 30 days	Between 31 and 60 days	Between 61 and 90 days	More than 90 days
September 30, 2025	252,676	201,534	8,737	11,850	30,555
December 31, 2024	332,451	317,623	523	438	13,867

Note 8. Prepayments

The balance of prepayments is as follows:

	September 30, 2025	December 31, 2024
Insurance	14,435	11,506
Lease payments (1)	8,540	9,996
Maintenance	57	1,088
Other prepayments	3	726
Total prepayments	23,035	23,316
Current	14,895	13,694
Non-current	8,140	9,622

(1)	This balance corresponds to lease payments made in advance in respect of the following properties:

	September 30, 2025	December 31, 2024
Almacén Carulla Castillo Grande	5,684	7,104
Almacén Éxito San Martín	2,856	2,856
Proyecto Arábica	-	36
Total leases	8,540	9,996

Note 9. Related parties

The following companies are considered related parties, with whom no transactions have been carried out as of the date of presentation of these financial statements:

-	Fundación El Salvador del Mundo;

-	N1 Investments, Inc.;

-	Clarendon Worldwide S.A.;

-	Avelan Enterprise, Ltd.;

-	Foresdale Assets, Ltd.;

-	Invenergy FSRU Development Spain S.L.

-	Talgarth Trading Inc.;

-	Cama Comercial Group. Corp.;

Note 9.1. Significant agreements

Transactions with related parties primarily refer to transactions between the Company and its subsidiaries, joint ventures, and other related entities, and were accounted for substantially in accordance with the prices, terms, and conditions agreed upon between the parties. The agreements are detailed below:

-	Puntos Colombia S.A.S.: Agreement on terms and conditions for the redemption and accumulation of points under its loyalty program, among other services.

-	Compañía de Financiamiento Tuya S.A.: Partnership agreements to promote (i) the sale of products and services offered by the Company through credit cards, (ii) the use of these credit cards inside and outside the Company’s stores, and (iii) the use of other financial services agreed upon between the parties within the Company’s stores.

-	Sara ANV S.A.: Agreement on terms and conditions for the provision of services.

-	Almacenes Éxito Inversiones S.A.S.: Acquisition of telephony plans and contract for the provision of administrative services.

-	Logística Transporte y Servicios Asociados S.A.S.: Contracts for transportation services; contracts for the sale of merchandise, administrative services, and expense reimbursement.

-	Transacciones Energéticas S.A.S. E.S.P.: Contracts for the provision of energy marketing services.

-	Éxito Industrias S.A.S.: Contracts for property leasing and provision of services.

-	Éxito Viajes y Turismo S.A.S.: Contract for expense reimbursements and administrative services.

-	Patrimonio Autónomo Viva Malls: Contract for property leasing, administrative services, and expense reimbursement.

Note 9.2. Transactions with related parties

Transactions with related parties refer to income from the sale of goods and other services, as well as costs and expenses related to the purchase of goods and services received.

As mentioned in Note 1, as of September 30, 2025, the parent company of the entity is Cama Commercial Group Corp.

The value of income from transactions with related parties is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Subsidiaries (1)	48,571	47,018	16,018	15,482
Joint ventures (2)	42,150	40,190	17,693	12,774
Other related parties (3)	723	-	2	-
Total	91,444	87,208	33,713	28,256

(1)	The revenues correspond to the provision of administrative services to Éxito Industrias S.A.S., Almacenes Éxito Inversiones S.A.S., Transacciones Energéticas S.A.S. E.S.P., Logística, Transporte y Servicios Asociados S.A.S., and Patrimonios Autónomos, as well as to the leasing of real estate to Patrimonios Autónomos and to Éxito Viajes y Turismo S.A.S.

The amount of revenue with each subsidiary is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Patrimonios Autónomos	29,019	27,282	9,488	8,941
Almacenes Éxito Inversiones S.A.S.	15,857	15,628	5,242	5,230
Logística, Transporte y Servicios Asociados S.A.S.	2,017	2,010	733	731
Éxito Viajes y Turismo S.A.S.	966	1,124	320	321
Éxito Industrias S.A.S.	613	813	200	201
Transacciones Energéticas S.A.S. E.S.P.	99	161	35	58
Total	48,571	47,018	16,018	15,482

(2)	The amount of revenue with each joint venture is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Compañía de Financiamiento Tuya S.A.
Recovery of commercial activations	34,368	30,722	14,980	9,727
Yields from bonds, coupons, and energy	4,174	5,062	1,514	1,829
Real estate leases	3,110	3,174	1,042	1,009
Services	46	373	3	50
Total	41,698	39,331	17,539	12,615

Puntos Colombia S.A.S.
Services	42	332	11	14

Sara ANV S.A.
Personnel payroll reimbursement	410	527	143	145

Total revenue	42,150	40,190	17,693	12,774

(3)	The revenue corresponds to the sale of goods to the company Calleja S.A. de C.V.

The amount of costs and expenses with related parties is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Subsidiaries (1)	306,172	292,791	109,801	99,002
Joint ventures (2)	91,501	85,161	32,066	28,993
Key management personnel (3)	13,034	44,083	2,653	4,562
Members of the Board	118	468	30	25
Other related parties	14	-	-	-
Total	410,839	422,503	144,550	132,582

(1)	The costs and expenses mainly correspond to purchases of merchandise and goods for commercialization from Éxito Industrias S.A.S.; transportation services received from Logística, Transporte y Servicios Asociados S.A.S.; leases and property management with Patrimonios Autónomos and Éxito Industrias S.A.S.; royalty expenses for the use of trademarks with Éxito Industrias S.A.S.; the purchase of corporate plans from Almacenes Éxito Inversiones S.A.S.; and services received, purchase of goods, and reimbursements from other subsidiaries.

The amount of costs and expenses with each subsidiary is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Logística, Transporte y Servicios Asociados S.A.S.	160,300	145,294	59,849	49,111
Patrimonios Autónomos	80,092	82,125	25,259	27,287
Éxito Industrias S.A.S.	48,753	48,770	18,907	16,944
Almacenes Éxito Inversiones S.A.S.	14,731	13,725	5,076	4,618
Transacciones Energéticas S.A.S. E.S.P.	1,745	1,502	662	505
Marketplace Internacional Exito y Servicios S.A.S. Liquidada	434	1,183	-	497
Éxito Viajes y Turismo S.A.S.	117	192	48	40
Total	306,172	292,791	109,801	99,002

(2)	The amount of costs and expenses with each joint venture is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Compañía de Financiamiento Tuya S.A.
Commissions on means of payment	7,764	8,610	3,116	2,603

Puntos Colombia S.A.S.
Cost of customer loyalty program	83,737	76,551	28,950	26,390

Total costs and expenses	91,501	85,161	32,066	28,993

(3)	The transactions between the Company and key management personnel, including legal representatives and/or administrators, mainly correspond to the employment relationship established between the parties.

The compensation for key management personnel is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Short-term employee benefits	12,631	43,547	2,523	4,409
Post-employment benefits	403	536	130	153
Total	13,034	44,083	2,653	4,562

Note 9.3. Receivables from related parties

The balance of receivables and other non-financial assets with related parties is as follows:

	Receivables		Other non-financial assets
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Subsidiaries (1)	38,271	16,123	-	-
Joint ventures (2)	33,055	37,504	1,725	-
Other related parties (3)	405	6	-	-
Total	71,731	53,633	1,725	-
Current	71,731	53,633	-	-
Non-current	-	-	1,725	-

(1)	The balances correspond to the following subsidiaries and the following items:

-	The balance of receivables for each subsidiary is as follows:

	September 30, 2025	December 31, 2024
Patrimonios Autónomos (a)	36,932	3,746
Almacenes Éxito Inversiones S.A.S.	412	844
Logística, Transporte y Servicios Asociados S.A.S.	367	279
Libertad S.A.	362	10,206
Éxito Viajes y Turismo S.A.S.	129	150
Éxito Industrias S.A.S.	35	811
Transacciones Energéticas S.A.S. E.S.P.	34	35
Marketplace Internacional Exito y Servicios S.A.S. Liquidada	-	52
Total receivables subsidiaries	38,271	16,123

(a)	Includes $35,281 (2024 - $496) of declared dividends.

-	The balance of receivables from subsidiaries corresponds to the following items:

	September 30, 2025	December 31, 2024
Collection of declared dividends	35,281	496
Strategic direction services	362	10,206
Expense reimbursement	143	516
Administrative services	121	1,578
Other services	2,364	3,327
Total receivables subsidiaries	38,271	16,123

(2)	The balances correspond to the following joint ventures and the following items:

-	The balance of receivables for each joint venture is as follows:

	September 30, 2025	December 31, 2024
Compañía de Financiamiento Tuya S.A.
Commercial activations, services, and coupon collection	514	3,350
Other services	1,806	1,252
Total	2,320	4,602

Puntos Colombia S.A.S.
Redemption of points	30,629	32,849

Sara ANV S.A.
Other services	106	53

Total receivables	33,055	37,504

-	Other non-financial assets:

The balance of $1,725 as of September 30, 2025, corresponds to payments made to Sara ANV S.A. for the subscription of shares.

(3)	The balance corresponds to Calleja S.A. de C.V. for the purchase of goods.

Note 9.4. Payables to related parties

The balance of payables to related parties is as follows:

	September 30, 2025	December 31, 2024
Subsidiaries (1)	123,844	70,872
Joint ventures (2)	48,391	43,680
Total payables	172,235	114,552

(1)	The balances correspond to the following subsidiaries and the following items:

-	The balance of payables for each subsidiary is as follows:

	September 30, 2025	December 31, 2024
Éxito Industrias S.A.	92,380	41,428
Logística, Transporte y Servicios Asociados S.A.S.	16,183	14,162
Transacciones Energéticas S.A.S. E.S.P.	5,549	4,821
Almacenes Éxito Inversiones S.A.S.	5,188	4,731
Patrimonios Autónomos	4,454	5,416
Éxito Viajes y Turismo S.A.S.	90	14
Marketplace Internacional Exito y Servicios S.A.S. Liquidada	-	300
Total payables subsidiaries	123,844	70,872

-	The balance of payables to subsidiaries corresponds to the following items:

	September 30, 2025	December 31, 2024
Purchase of assets and inventories	74,594	14,097
Transportation services	16,183	14,070
Lease of real estate	9,007	3,746
Energy services	5,480	4,794
Mobile recharge collection service	4,958	4,602
Purchase of tourist packages	90	14
Other services received	13,532	29,549
Total payables subsidiaries	123,844	70,872

(2)	The balance of payables for each joint venture is as follows:

	September 30, 2025	December 31, 2024
Puntos Colombia S.A.S. (a)	40,535	43,648
Compañía de Financiamiento Tuya S.A.	7,856	32
Total payables joint ventures	48,391	43,680

(a)	It corresponds to the issuance of points (accumulations) issued.

Note 9.5. Lease liabilities with related parties

The balance of lease liability with related parties is as follows:

	September 30, 2025	December 31, 2024
Subsidiaries (Note 14.2)	426,564	453,404
Current	44,439	58,344
Non-current	382,125	395,060

The lease liability balance corresponds to the lease agreements entered with the following subsidiaries:

	September 30, 2025	December 31, 2024
Subsidiaries (Patrimonios autónomos) (Note 14.2)	426,564	453,404

Note 9.6. Other financial liabilities with related parties

The balance of other financial liabilities with related parties is as follows:

	September 30, 2025	December 31, 2024
Subsidiaries (1)	26,339	126,367
Joint ventures (2)	-	11,973
Total other financial liabilities	26,339	138,340

(1)	It corresponds to the money collected from the subsidiaries within the ‘in-house cash’ centralized treasury program (Note 24)

(2)	It corresponds to collections received from third parties for the use of the Éxito Card, owned by Compañía de Financiamiento Tuya S.A. (Note 24).

Note 10. Inventories, net and Cost of sales

Note 10.1. Inventories, net

The balance of inventories is as follows:

	September 30, 2025	December 31, 2024
Inventories, net (1)	2,339,038	2,138,916
Inventories in transit	53,809	25,596
Raw materials	21,860	42,074
Real estate project inventories (2)	13,716	16,941
Materials, spares, accessories and consumable packaging	5,732	6,733
Total inventories, net	2,434,155	2,230,260

(1)	The movement of the losses on inventory obsolescence and damage, included as lower value in inventories, during the reporting periods is as follows:

Balance as of December 31, 2023	17,947
Loss recognized during the period (Note 10.2.)	10,560
Balance as of September 30, 2024	28,507

Balance as of December 31, 2024	28,271
Reversal of loss recognized during the period (Note 10.2.)	(8,575)
Sa Balance as of September 30, 2025	19,696

(2)	For 2025, it corresponds to the Éxito Occidente real estate project for $11,584 (December 31, 2024 - $14,809) and the Éxito La Colina real estate project for $2,132 (December 31, 2024 - $2,132).

As of September 30, 2025, and December 31, 2024, the inventories are free from restrictions or encumbrances that limit their marketability or realizability.

Note 10.2. Cost of sales

The information related to the cost of sales, impairment, and the losses and reversals of impairment recognized in inventories is presented below:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Cost of goods sold (1)	10,603,736	10,177,778	3,601,971	3,482,972
Trade discounts and purchase rebates	(1,802,202)	(1,706,529)	(628,547)	(598,047)
Logistics costs (2)	418,680	424,087	141,099	138,398
Damage and loss	162,613	136,143	59,762	57,640
(Gain) Loss recognized during the period (Note 10.1)	(8,575)	10,560	2,156	4,934
Total cost of sales	9,374,252	9,042,039	3,176,441	3,085,897

(1)	For the period ended September 30, 2025, it includes $22,110 of depreciation and amortization costs (September 30, 2024 - $21,986).

(2)	The balance is composed of the following items:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Employee benefits	239,764	241,040	78,000	80,625
Services	118,479	127,899	43,570	39,188
Depreciations and amortizations	49,738	49,940	15,967	16,654
Upload and download operators	6,763	1,262	2,178	450
Leases	3,936	3,946	1,384	1,481
Total logistics costs	418,680	424,087	141,099	138,398

Note 11. Financial assets

The balance of financial assets is as follows:

	September 30, 2025	December 31, 2024
Financial assets measured at fair value through other comprehensive income (1)	4,095	1,437
Derivative financial instruments (2)	473	4,469
Financial assets measured at fair value through profit or loss	381	402
Total financial assets	4,949	6,308
Current	473	4,469
Non-current	4,476	1,839

(1)	Financial assets measured at fair value through other comprehensive income correspond to equity investments that are not held for trading. The details of these investments are as follows:

	September 30, 2025	December 31, 2024
Proteihuevos	2,659	-
Fideicomiso El Tesoro etapa 4A y 4C 448	1,206	1,206
Associated Grocers of Florida, Inc.	113	113
Central de abastos del Caribe S.A.	70	71
La Promotora S.A.	33	33
Sociedad de acueducto, alcantarillado y aseo de Barranquilla S.A. E.S.P.	14	14
Total financial assets measured at fair value through other comprehensive income	4,095	1,437

(2)	The derivatives are related to foreign exchange forwards. The fair values of these instruments are determined using valuation models commonly used by market participants.

As of September 30, 2025, it corresponds to the following operations:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedged instruments	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	USD / COP EUR / COP	1 USD / $3,923.55 1 EUR / $4,606.64	MUSD / $11.015 MEUR / $0.950	473

The details of the maturity dates of these instruments as of September 30, 2025, are as follows:

	Less than 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	101	166	206	-	-	473

As of December 31, 2024, it corresponds to the following operations:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedged instruments	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	USD / COP EUR / COP	1 USD / $4,409.15 1 EUR / $4,580.67	MUSD / $30.477 MEUR / $0.900	4,469

The details of the maturity dates of these instruments as of December 31, 2024, are as follows:

	Less than 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	2,234	2,160	75	-	-	4,469

As of September 30, 2025, and December 31, 2024, the financial assets are free from restrictions or encumbrances that limit their marketability or realizability.

As of September 30, 2025, and December 31, 2024, no impairment in value was observed in any of the assets.

Note 12. Property, plant and equipment, net

The balance of property, plant, and equipment, net is as follows:

	September 30, 2025	December 31, 2024
Land	442,358	442,358
Buildings	956,333	954,767
Machinery and equipment	925,232	906,455
Furniture and fixtures	570,370	565,762
Assets under construction	24,111	6,660
Improvements to third-party properties	458,605	454,096
Vehicles	6,997	7,498
Computers	293,872	294,735
Others	289	289
Total property, plant and equipment, gross	3,678,167	3,632,620
Accumulated depreciation	(1,909,495)	(1,770,816)
Total property, plant and equipment, net	1,768,672	1,861,804

The movements in the cost of property, plant, and equipment and in its depreciation during the presented period are as follows:

Cost	Land	Buildins	Machinery and equipment	Furniture and fixtures	Assets under construction	Improvemts to third-party properties	Vehicles	Computers	Others	Total
Balance as of December 31, 2023	445,269	960,056	881,732	539,865	6,139	457,570	7,584	293,597	289	3,592,101
Additions	-	-	35,527	21,125	171	9,783	110	5,332	-	72,048
(Disposals and withdrawals)	(151)	-	(14,697)	(4,249)	(48)	(9,632)	(188)	(1,536)	-	(30,501)
Decrease (Increase) from movements between property, plant and equipment accounts	-	-	(4,647)	(3,291)	(118)	(428)	-	(823)	-	(9,307)
(Decreases) by transfer (to) other balance sheet accounts – Tax assets	(2,760)	(6,267)	(7)	-	-	-	-	-	-	(9,034)
Balance as of September 30, 2024	442,358	953,789	897,908	553,450	6,144	457,293	7,506	296,570	289	3,615,307

Balance as of December 31, 2024	442,358	954,767	906,455	565,762	6,660	454,096	7,498	294,735	289	3,632,620
Additions	-	1,566	29,090	8,058	17,772	6,889	-	1,243	-	64,618
(Disposals and withdrawals)	-	-	(6,112)	(2,417)	-	(2,038)	(501)	(1,956)	-	(13,024)
(Decreases) by transfer (to) other balance sheet accounts – Tax assets	-	-	(4,201)	(1,033)	(321)	(342)	-	(150)	-	(6,047)
Balance as of September 30, 2025	442,358	956,333	925,232	570,370	24,111	458,605	6,997	293,872	289	3,678,167

Accumulated depreciation	Buildings	Machinery and equipment	Furniture and fixtures	Improvements to third-party properties	Vehicles	Computers	Others	Total
Balance as of December 31, 2023	256,273	512,902	382,109	258,768	7,126	181,327	4	1,598,509
Depreciation	21,494	51,257	34,321	26,615	232	25,105	-	159,024
(Disposals and withdrawals)	-	(11,976)	(3,801)	(6,635)	(183)	(1,527)	-	(24,122)
(Decreases) due to transfers to other balance sheet accounts – inventories	(1,977)	(1)	-	-	-	-	-	(1,978)
Balance as of September 30, 2024	275,790	552,182	412,629	278,748	7,175	204,905	4	1,731,433

Balance as of December 31, 2024	282,916	565,118	422,651	282,791	7,222	210,114	4	1,770,816
Depreciation	21,451	49,862	31,020	23,885	85	23,580	-	149,883
(Disposals and withdrawals)	-	(5,288)	(2,076)	(1,387)	(501)	(1,952)	-	(11,204)
Balance as of September 30, 2025	304,367	609,692	451,595	305,289	6,806	231,742	4	1,909,495

The assets under construction are represented by those assets in the process of construction, assembly, or installation that are not yet in the expected condition for use by the Company’s management, and on which the costs directly attributable to the construction process continue to be capitalized, when they are eligible assets.

Within the cost of property, plant, and equipment, no balances of estimates for dismantling costs or similar are included, as the Company’s evaluation and analysis have determined that there are no contractual or legal obligations requiring these estimates at the time of acquisition.

As of September 30, 2025, and December 31, 2024, property, plant, and equipment are free from restrictions or encumbrances that limit their realizability or marketability, and there are no contractual commitments for the acquisition, construction, or development of property, plant, and equipment.

As of September 30, 2025, and December 31, 2024, property, plant, and equipment do not have residual values affecting their depreciable amounts.

As of September 30, 2025, and December 31, 2024, the Company holds insurance policies covering the risk of loss on these assets.

Note 12.1. Additions to property, plant and equipment for cash flow presentation purposes.

	January 1 to September 30, 2025	January 1 to September 30, 2024
Additions	64,618	72,048
Financing of property, plant, and equipment – Additions	(73,669)	(109,857)
Financing of property, plant, and equipment – Payments	80,559	146,834
Acquisition of property, plant and equipment in cash	71,508	109,025

Note 13. Investment properties

The Company’s investment properties consist of commercial premises and land held to generate rental income from operating lease contracts or future appreciation in their value.

The balance of investment properties, net, is as follows:

	September 30, 2025	December 31, 2024
Land	42,801	42,801
Buildings	29,576	29,576
Constructions in progress	850	850
Total cost of investment properties	73,227	73,227
Accumulated depreciation	(9,637)	(8,988)
Impairment	(62)	(62)
Total investment properties, net	63,528	64,177

The movements in the cost of investment properties and in the accumulated depreciation during the presented period are as follows:

Accumulated depreciation	Buildings
Balance as of December 31, 2023	8,123
Depreciation	649
Balance as of September 30, 2024	8,772

Balance as of December 31, 2024	8,988
Depreciation	649
Balance as of September 30, 2024	9,637

As of September 30, 2025, and December 31, 2024, investment properties are free from restrictions or encumbrances that limit their realizability or marketability.

As of September 30, 2025, and December 31, 2024, the Company has no commitments for the acquisition, construction, or development of investment properties. Additionally, there is no third-party compensation for damaged or lost investment properties.

Note 35 presents the fair values of the investment properties, which were based on valuations performed annually by an independent third party.

Note 14. Leases

Note 14.1. Right-of-use assets, net

The balance of right-of-use assets, net, is as follows:

	September 30, 2025	December 31, 2024
Right-of-use assets	3,685,319	3,444,970
Accumulated depreciation	(2,111,350)	(1,919,002)
Total right-of-use assets, net	1,573,969	1,525,968

The movements in the cost of right-of-use assets and in their accumulated depreciation during the presented period are as follows:

Cost
Balance as of December 31, 2023	3,203,928
Increase from new contracts	19,119
Remeasurements from existing contracts (1)	149,635
Derecognition, reversal and disposal (2)	(31,690)
Others	(564)
Balance as of September 30, 2024	3,340,428

Balance as of December 31, 2024	3,444,970
Increase from new contracts	4,495
Remeasurements from existing contracts (1)	274,681
Derecognition, reversal and disposal (2)	(39,679)
Others	852
Balance as of September 30, 2025	3,685,319

Accumulated depreciation
Balance as of December 31, 2023	1,647,077
Depreciation	236,903
Derecognition and disposal (2)	(31,690)
Balance as of September 30, 2024	1,852,290

Balance as of December 31, 2024	1,919,002
Depreciation	232,027
Derecognition and disposal (2)	(39,679)
Balance as of September 30, 2025	2,111,350

(1)	It is primarily due to the extension of lease terms, indexations, and modifications in the leases.

(2)	It is primarily due to the early termination of lease contracts.

The balance of the cost of right-of-use assets by underlying asset class is as follows:

	September 30, 2025	December 31, 2024
Buildings	3,685,319	3,444,970
Total cost of right-of-use assets	3,685,319	3,444,970

The balances of accumulated depreciation of right-of-use assets by underlying asset class are as follows:

	September 30, 2025	December 31, 2024
Buildings	2,111,350	1,919,002
Total accumulated depreciation of right-of-use assets	2,111,350	1,919,002

The depreciation expense by underlying asset class is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Buildings	232,027	236,002	72,315	79,315
Equipment	-	540	-	-
Vehicles	-	361	-	72
Total depreciation expense	232,027	236,903	72,315	79,387

The Company is not exposed to future cash outflows from extension options and termination options. Additionally, there are no residual value guarantees, restrictions, or obligations imposed by leases.

As of September 30, 2025, the average remaining term of the lease contracts is 14.5 years (December 31, 2024 – 13 years), which is also the average remaining depreciation term of the right-of-use assets.

Note 14.2 Lease liabilities

The balance of the lease liability is as follows:

	September 30, 2025	December 31, 2024
Lease liabilities (1)	1,817,971	1,758,379
Current	285,621	315,308
Non-current	1,532,350	1,443,071

(1)	Includes $426,564 (December 31, 2024 - $453,404) of lease liability contracted with related parties (Note 9.5).

The movements in the lease liability are as follows:

Balance as of December 31, 2023	1,771,142
Increase due to new contracts	19,119
Accrued interest	111,063
Remeasurements from existing contracts	149,635
Write-off, reversal, and disposal	(1,354)
Payment of lease liabilities	(221,908)
Interest payments on lease liabilities	(111,562)
Balance as of September 30, 2024	1,716,135

Balance as of December 31, 2024	1,758,379
Increase due to new contracts	4,495
Accrued interest	120,287
Remeasurements from existing contracts	274,681
Write-off, reversal, and disposal	(1,725)
Payment of lease liabilities	(220,429)
Interest payments on lease liabilities	(117,717)
Balance as of September 30, 2025	1,817,971

Below are the future lease liability payments as of September 30, 2025:

Up to one year	1,415,477
From 1 to 5 years	252,065
More than 5 years	1,142,322
Minimum installments for lease liabilities (*)	2,809,864
Future financing (expenses)	(991,893)
Total minimum net installments for lease liabilities	1,817,971

(*)	This amount includes principal and interest.

Note 15. Other intangible assets, net

The balance of other intangible assets, net is as follows:

	September 30, 2025	December 31, 2024
Trademarks	86,433	86,433
Computer software	179,338	178,249
Rights	20,491	20,491
Others	22	22
Total cost of other intangible assets	286,284	285,195
Accumulated amortization	(125,053)	(113,334)
Total other intangible assets, net	161,231	171,861

The changes in the cost of intangible assets and in accumulated amortization during the reported period are as follows:

Cost	Trademarks (1)	Computer software	Rights	Other	Total
Balance as of December 31, 2023	86,427	239,493	20,491	22	346,433
Additions	6	8,496	-	-	8,502
(Disposals and derecognition)	-	(6,061)	-	-	(6,061)
Balance as of September 30, 2024	86,433	241,928	20,491	22	348,874

Balance as of December 31, 2024	86,433	178,249	20,491	22	285,195
Additions	-	6,314	-	-	6,314
(Disposals and derecognition)	-	(7,059)	-	-	(7,059)
Other movements (a)	-	1,834	-	-	1,834
Balance as of September 30, 2025	86,433	179,338	20,491	22	286,284

(a)	As part of the liquidation process of the subsidiary Marketplace Internacional Éxito y Servicios S.A.S., its technological platform “SELLER” was transferred to the Company as a return of capital contributions.

Accumulated amortization	Computer software
Balance as of December 31, 2023	156,087
Amortization	19,743
(Disposals and derecognition)	(5,679)
Balance as of September 30, 2024	170,151

Balance as of December 31, 2024	113,334
Amortization	18,773
(Disposals and derecognition)	(7,054)
Balance as of September 30, 2025	125,053

(1)	This corresponds to the Surtimax brand received from the merger with Carulla Vivero S.A. for $17,427, the Súper Ínter brand acquired in the business combination with Comercializadora Giraldo Gómez y Cía. S.A. for $63,704, the Taeq brand for $5,296 and the Finlandek brand for $6.

These brands have an indefinite useful life. The Company estimates that there is no foreseeable time limit in which these assets are expected to generate net cash inflows, therefore, they are not amortized.

The rights have an indefinite useful life. The Company estimates that there is no foreseeable time limit in which these assets are expected to generate net cash inflows, therefore, they are not amortized.

As of September 30, 2025, and December 31, 2024, the other intangible assets do not have any restrictions or encumbrances that limit their realization or marketability. Additionally, there are no commitments to the acquisition or development of intangible assets.

Note 16. Goodwill

The balance of goodwill is as follows:

	September 30, 2025	December 31, 2024
Retail trade	1,454,094	1,454,094
Impairment	(1,017)	(1,017)
Total goodwill	1,453,077	1,453,077

The company has evolved in its operational management, adopting a comprehensive approach to retail business instead of analyzing each brand separately. As of December 31, 2024, cash flows, revenues, and costs are managed in an integrated manner, prioritizing the overall performance of each business line, which has led to a change in accounting estimates. The management, aligned with the new parent entity, has transitioned to performance reporting based on business lines, such as retail and real estate, rather than extensive segmentation by brand or store. As a result, the retail business will be consolidated into a single UGE encompassing all brands for Colombia.

Goodwill has an indefinite useful life due to the Company’s intended use of it; therefore, it is not amortized.

Note 17. Investments accounted for using the equity method

The balance of investments accounted for using the equity method is as follows:

Company	Classification	September 30, 2025	December 31, 2024
Spice Investment Mercosur S.A.	Subsidiary	2,459,294	1,969,374
Patrimonio Autónomo Viva Malls	Subsidiary	999,725	1,007,236
Onper Investment 2015 S.L.	Subsidiary	869,046	1,131,442
Compañía de Financiamiento Tuya S.A.	Joint venture	294,547	271,548
Éxito Industrias S.A.S.	Subsidiary	215,687	197,180
Logística, Transporte y Servicios Asociados S.A.S.	Subsidiary	26,544	23,961
Puntos Colombia S.A.S.	Joint venture	22,545	17,691
Transacciones Energéticas S.A.S. E.S.P.	Subsidiary	16,078	4,861
Almacenes Éxito Inversiones S.A.S.	Subsidiary	9,271	9,313
Éxito Viajes y Turismo S.A.S.	Subsidiary	4,640	6,134
Fideicomiso Lote Girardot	Subsidiary	3,850	3,850
Patrimonio Autónomo Iwana	Subsidiary	2,560	2,659
Sara ANV S.A.	Joint venture	383	1,981
Depósito y Soluciones Logísticas S.A.S.	Subsidiary	373	414
Gestión y Logistica S.A.	Subsidiary	129	127
Marketplace Internacional Éxito y Servicios S.A.S. Liquidada (a)	Subsidiary	-	5,887
Total investments accounted for using the equity method		4,924,672	4,653,658

a)	On July 11, 2025, the General Shareholders’ Meeting approved the liquidation of Marketplace Internacional Éxito y Servicios S.A.S. Liquidada, and this was recorded in the Company’s Certificate of Existence and Legal Representation on May 15, 2025.

There are no restrictions on the ability of investments accounted for using the equity method to transfer funds to the Company in the form of cash dividends, or the reimbursement of loans or advances made.

The Company has no contingent liabilities incurred in connection with its interests in these investments.

The Company does not have implicit obligations acquired on behalf of investments accounted for using the equity method, resulting from losses exceeding the investment held.

The investments are not subject to any restrictions or encumbrances that affect the investment held.

The corporate objects, other corporate information, and financial information of the investments accounted for using the equity method were properly disclosed in the separate financial statements presented at the end of 2024.

The movement of investments accounted for using the equity method during the reported period is as follows:

Balance as of December 31, 2023	4,091,366
Capital increases (reduction), net	17,332
Share of income (Note 32)	146,570
Share in equity movements	519,954
Declared dividends	(154,743)
Balance as of September 30, 2024	4,620,479

Balance as of December 31, 2024	4,653,658
Capital increases (reduction), net	267,816
Share of income (Note 32)	374,160
Share in equity movements	(251,757)
Declared dividends	(119,205)
Balance as of September 30, 2025	4,924,672

Note 18. Non-cash transactions

During the periods ended on September 30, 2025, and September 30, 2024, the Company had non-cash additions to property, plant, and equipment, and right-of-use assets, which were not included in the statement of cash flows, presented in Notes 12.1 and 14, respectively.

Note 19. Loans and borrowings

The balance of loans and borrowings is as follows:

	September 30, 2025	December 31, 2024
Bank loans	1,829,233	1,681,847
Current	1,829,233	1,553,175
Non-current	-	128,672

The movements of loans and borrowings during the reported period are as follows:

Balance as of December 31, 2023	815,518
Proceeds from loans and borrowings	1,197,515
Increases from revaluations and interest	153,637
Repayments of loans and borrowings	(111,846)
Payments of interest on loans and borrowings	(132,409)
Balance as of September 30, 2024	1,922,415

Balance as of December 31, 2024 (1)	1,681,847
Proceeds from loans and borrowings (2)	793,400
Increases from revaluations and interest	118,236
Repayments of loans and borrowings (3)	(635,677)
Payments of interest on loans and borrowings	(128,573)
Balance as of September 30, 2025	1,829,233

(1)	As of December 31, 2024, the balance corresponds to $60,271 from the bilateral credit agreement signed on March 27, 2020, $138,395 from the bilateral credit agreement signed on June 3, 2020; three bilateral credits of $153,592, $89,069, and $95,211 signed on March 26, 2021; as well as $100,136 from the bilateral credit agreement signed on August 28, 2023; $25,259 from the bilateral credit agreement signed on August 30, 2023; four revolving bilateral credits of $30,609, $71,269, $71,111, and $233,890 signed on February 18, 2022; $104,257 from the revolving bilateral credit agreement signed on February 25, 2022; $100,396 from the bilateral credit agreement signed on February 12, 2024; $137,997 from the bilateral credit agreement signed on August 6, 2024; $67,262 from the bilateral credit agreement signed on August 29, 2024; and $203,123 from the bilateral credit agreement signed on October 28, 2024.

(2)	The Company requested disbursements of $50,000 from the bilateral loan agreement signed on February 7, 2025; $35,000 from the bilateral loan agreement signed on February 21, 2025; $50,000 from the bilateral loan agreement signed on April 15, 2025; $83,400 from the bilateral loan agreement signed on April 28, 2025; $95,000 from the bilateral loan agreement signed on May 2, 2025; $100,000 from the bilateral loan agreement signed on May 15, 2025; $50,000 from the bilateral credit agreement signed on July 8, 2025; $330,000 from the bilateral credit agreement signed on August 26, 2025.

(3)	During the period ended September 30, 2025, the Company paid $24,168 under the bilateral loan agreement signed on March 27, 2020; $25,000 under the bilateral loan agreements signed on August 30, 2023; $50,000 under the bilateral loan agreement signed on August 6, 2024; $100,000 under the bilateral revolving credit agreement signed on February 25, 2022; $17,271 and $91,725 under two bilateral loan agreements signed on March 26, 2021; and $50,000 under the bilateral loan agreement signed on April 15, 2025; $30,000 and $20,000 from the bilateral revolving credit agreements signed on February 18, 2022; $95,000 from the bilateral credit agreement signed on May 2, 2025; $82.513 168 under the bilateral loan agreement signed on May 15, 2025 and $50,000 from the bilateral credit agreement signed on August 26, 2025.

These loans are measured at amortized cost using the effective interest rate method; transaction costs are not included in the measurement, as none were incurred.

As of September 30, 2025, the weighted average nominal interest rate on bank loans is below RBI (Reference Banking Index) +2%.

As of September 30, 2025, the Company has no unused credit lines.

As of September 30, 2025, the Company has no long-term loans and borrowings.

Covenants

Under the credit and loan agreements, the Company is required to comply with the following financial covenants: while payment obligations under the agreements signed on March 27, 2020, remain outstanding, the Company must maintain a maximum leverage ratio (adjusted recurring EBITDA and gross financial liabilities) of 2.8x. This ratio will be measured annually on April 30, or the following business day if April 30 is a non-business day, based on the Company’s separate and audited financial statements for each fiscal year.

As of December 31, 2024, the covenants were complied with.

Additionally, under the same credit and loan agreements, the Company is required to comply with certain non-financial covenants, which were also met as of December 31, 2024.

Note 20. Employee benefits

The balance of employee benefits is as follows:

	September 30, 2025	December 31, 2024
Defined benefit plans	19,391	17,887
Long-term benefit plan	1,810	1,635
Total employee benefits	21,201	19,522
Current	5,015	3,336
Non-current	16,186	16,186

Note 21. Provisions

The balance of provisions is as follows:

	September 30, 2025	December 31, 2024
Legal proceedings (1)	14,798	14,621
Restructuring (2)	7,657	19,350
Others	6,109	13,269
Total provisions	28,564	47,240
Current	15,202	33,397
Non-current	13,362	13,843

As of September 30, 2025, and December 31, 2024, the Company has no provisions for onerous contracts recorded.

(1)	Provisions for legal proceedings are recognized to cover the estimated probable losses against the Company due to labor and civil litigation, which are calculated based on the best estimate of the disbursement required to settle the obligation as of the date of preparation of the financial statements. The balance is composed of the following:

	September 30, 2025	December 31, 2024
Labor legal proceedings	10,180	10,920
Civil legal proceedings	4,618	3,701
Total legal proceedings	14,798	14,621

(2)	The provision for restructuring corresponds to the reorganization processes in warehouses, the corporate office, and distribution centers of the Company. The value of the provision is calculated based on the disbursements necessary to be made, which are directly associated with the restructuring plan.

The balance and movements presented in the provisions are as follows:

	Legal proceedings	Taxes other than income tax	Restructuring	Others	Total
Balance as of December 31, 2023	14,442	242	5,125	8,096	27,905
Increases	4,875	-	54,398	16,765	76,038
Payments	(725)	-	(29,640)	(8,702)	(39,067)
Reversals (not used)	(4,793)	(242)	(1,686)	(3,675)	(10,396)
Other reclassifications	(745)	-	-	745	-
Balance as of September 30, 2024	13,054	-	28,197	13,229	54,480

Balance as of December 31, 2024	14,621	-	19,350	13,269	47,240
Increases	5,025	-	-	4,451	9,476
Payments	(1,657)	-	(11,693)	(5,530)	(18,880)
Reversals (not used)	(3,191)	-	-	(6,081)	(9,272)
Balance as of September 30, 2025	14,798	-	7,657	6,109	28,564

Note 22. Trade payables and other payables

The balance of trade payables and other accounts is as follows:

	September 30, 2025	December 31, 2024
Payables to suppliers of goods	2,111,172	2,165,933
Payables and other payables - agreements (1)	411,825	501,291
Costs and expenses payable	254,268	248,438
Withholding tax payable (2)	215,662	36,488
Labor liabilities	162,812	120,391
Purchase of assets (3)	31,925	41,531
Tax payable	3,811	9,494
Dividends payable	2,300	2,343
Others	24,800	25,541
Total trade payables and other payables	3,218,575	3,151,450
Current	3,216,955	3,129,255
Non-current	1,620	22,195

(1)	Payables and other payables - agreements

	September 30, 2025	December 31, 2024
Payables to suppliers of goods	360,830	447,414
Payables to other suppliers	50,995	53,877
Total payables and other payable - agreements	411,825	501,291

In Colombia, invoice factoring transactions are initiated by the suppliers, who, at their sole discretion, choose the banks that will advance the financial resources before the invoice due dates, in accordance with the terms and conditions negotiated with the Company.

The Company cannot direct a bank of its preference or financial relationship to the supplier, nor reject the execution of the transactions, as the legislation guarantees the supplier the right to freely transfer the title to any bank via endorsement.

Additionally, the Company enters into agreements with certain financial institutions in Colombia that provide an extended payment period for these discounted invoices from its suppliers. The terms of these agreements are not exclusive to the Company, as they are based on market practices in Colombia applicable to other companies which legally do not alter the nature of the commercial transaction.

(2)	This increase corresponds to withholding tax filings and other taxes pending payment, which will be offset against the income tax credit balance from the 2024 tax return.

(3)	The decrease mainly corresponds to payments made during the year to third parties from whom furniture and fixed assets were acquired.

Note 23. Income tax

Note 23.1. Tax regulations applicable to the Company

a.	For the taxable years 2025 and 2024, the corporate income tax rate is 35%. Beginning with the 2023 taxable year, the minimum tax rate calculated on financial profit may not be lower than 15%; if it is, it must be increased by the necessary percentage points to reach the stated effective rate.

b.	As of the 2021 taxable year, the base to assess the income tax under the presumptive income model is 0% of the net equity held on the last day of the immediately preceding taxable period.

c.	Since 2007, comprehensive inflation adjustments have been eliminated for tax purposes.

d.	Since 2007, the occasional earnings tax for legal entities has been reactivated, calculated on the total profit obtained by the taxpayers under this concept during the taxable year. As of 2023, the rate is 15%.

e.	The tax rate on dividends distributed to individual residents in Colombia is 15% when the amount distributed exceeds 1,090 UVT (equivalent to $54 in 2025), when such dividends have been taxed at the corporate level that distributes them, and the related profits were generated from the 2017 taxable year onward. For domestic corporations, the applicable tax rate is 10% when such dividends have been taxed at the corporate level that distributes them, and the related profits were generated from the 2017 taxable year onward. For non-resident individuals and foreign companies, the applicable tax rate is 20% when such dividends have been taxed at the corporate level that distributes them, and the related profits were generated from the 2017 taxable year onward. When the profits generating the dividends have not been taxed at the level of the distributing company, the tax rate applicable to shareholders is 35% for both 2025 and 2024.

f.	The Company has adopted accounting under the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) as its tax basis, with certain exceptions related to revenue realization, recognition of costs and expenses, and the purely accounting effects of the opening balance sheet upon adoption of these standards.

g.	The financial transactions tax is a permanent tax. 50% of this tax is deductible, if it is properly certified.

h.	100% of taxes, fees, and contributions that have been effectively paid during the taxable year or period are deductible, provided they are related to economic activity and accrued within the same year or period, including membership fees paid to trade associations.

i.	Payments related to employee education contributions are deductible, provided they meet the following conditions: (a) they are allocated to scholarships or forgivable education loans established for the benefit of employees; (b) payments are made to programs or care centers for employees’ children; and (c) payments are made to institutions providing primary, secondary, technical, technological, or higher education.

j.	VAT paid on the acquisition, development, construction, or importation of productive real fixed assets is creditable against income tax.

k.	The withholding tax rate on income for payments abroad will be 0% for services such as consulting, technical services, and technical assistance provided by parties that are tax residents in countries with which a double taxation treaty has been signed and to whom the Most Favored Nation Clause applies, and 10% for those to whom the Most Favored Nation Clause does not apply.

l.	The withholding tax rate on income for payments abroad is 20% for services such as consulting, technical services, technical assistance, fees, royalties, leases, and compensation, and 35% for management or executive services.

m.	The withholding tax rate on income for payments abroad to third parties located in non-cooperative jurisdictions, low or no taxation areas, and preferential tax regimes are 35%.

n.	Starting in 2024, the withholding tax rate on income for payments abroad to providers with Significant Economic Presence (SEP) who opt for the withholding mechanism is 10%.

o.	Taxes paid abroad will be treated as tax credit in the taxable year in which the payment was made or in any of the following taxable periods.

p.	The annual adjustment percentage for the cost of movable and immovable property classified as fixed assets as of December 31, 2024, is 10.97%.

Tax credits

According to the tax provisions in effect from 2017, the maximum period for offsetting tax losses is 12 years following the year in which the loss was incurred.

Excess presumptive income over ordinary income may be offset against ordinary taxable income determined within the following five (5) years.

The losses of companies cannot be transferred to the shareholders. Tax losses arising from income that is not taxable or occasional gains, as well as costs and deductions that are not causally related to the generation of taxable income, may not be offset against the taxpayer’s taxable income under any circumstances.

The movement of the excess presumptive income over the company’s taxable income during the reported period is as follows:

Balance as of December 31, 2023	61,415
Offsetting of excess presumptive income against net income for the prior period	(600)
Offsetting of excess presumptive income against net income for the period	(60,815)
Balance as of December 31, 2024	-
Movement of excess presumptive income against net income for the period	-
Balance as of September 30, 2025	-

As of September 30, 2025, the Company reports tax loss carryforwards of $699,023 (December 31, 2024 – $704,357).

The movement of the company’s tax losses during the reported period is as follows:

Balance as of December 31, 2023	740,337
Adjustment to tax losses from the period	(35,980)
Balance as of December 31, 2024	704,357
Tax losses (gains) generated during the period	(5,334)
Balance as of September 30, 2025	699,023

Finality of tax returns

Starting from 2020, the general term for the finality of tax returns will be 3 years, and for taxpayers required to submit transfer pricing documentation and for returns in which tax losses are generated and offset, the term for finality will be 5 years.

For 2023 through 2026, if there is a 35% increase in the net income tax compared to the net income tax of the previous period, the finality of the tax returns will be six months; if there is a 25% increase in the net income tax compared to the net income tax of the previous period, the finality of the tax returns will be twelve months.

The income tax and complementary tax returns for 2023, 2022, 2021, and 2020, in which tax credits were generated, are subject to review for 5 years from the filing date, considering that the company is subject to the transfer pricing regime. The income tax and complementary tax return for 2019, in which tax losses and tax credit were generated, is subject to review for 5 years from the filing date.

Tax advisors and the Company’s management believe that no additional taxes will be payable, other than those recorded as of September 30, 2025

The Company has reviewed the existence of uncertainties regarding the acceptance by the tax authority of certain tax treatments applied. The evaluation mentioned has not resulted in any modifications.

Transfer pricing

The Company’s transactions with its parent, subsidiaries, and/or related parties located abroad have been conducted in accordance with the arm’s length principle, as if they were independent parties, as set forth by the provisions established by national tax regulations. Independent advisors carried out the update of the transfer pricing study, required by tax provisions, to demonstrate that transactions with related foreign entities were conducted at market values during the 2025 and 2024 periods. For this purpose, the Company will submit an informational declaration and the study within the deadlines specified by the regulations.

Note 23.2. Current tax assets and liabilities

The balances of current tax assets and liabilities recognized in the statement of financial position are as follows:

Current tax assets:

	September 30, 2025	December 31, 2024
Income tax credit	462,345	263,820
Tax discounts	155,247	148,902
Tax discounts from taxes paid abroad	5,573	5,562
Total income tax asset	623,165	418,284
Industry and trade tax advances and withholdings	59,732	77,385
Total asset for other taxes	59,732	77,385
Total current tax assets	682,897	495,669

Current tax liabilities

	September 30, 2025	December 31, 2024
Industry and trade tax payable	74,732	103,659
Tax on real estate	6,292	5,009
Total liability for other taxes	81,024	108,668

Note 23.3. Income tax

The reconciliation between accounting (loss) and taxable (loss), and the calculation of the income tax expense are as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Profit (loss) before income tax	427,709	(196,344)	165,894	(53,867)
Plus
Non-deductible expenses	19,322	13,955	752	6,654
Financial transactions tax	4,499	6,884	781	1,508
Others (2)	4,781	12,177	2,976	5,261
Minus
IFRS adjustments with no tax impact (1)	(362,430)	30,807	(126,106)	131,729
Non-taxable dividends received from subsidiaries	(21,089)	(68,456)	-	(64,214)
Others (2)	(10,334)	(7,531)	(5,831)	(1,190)
Additional 30% deduction for voluntary apprentices’ salaries	(170)	-	(56)	-
(Loss) Net income	62,288	(208,508)	38,410	25,881
Exempt income	-	57,599	-	25,264
(Loss) Net income before compensations	62,288	(266,107)	38,410	617
Compensations	-	-	-	-
(Loss)Total Net income after compensations	62,288	(266,107)	38,410	617
Income tax rate	35%	35%	-	35%
Subtotal (expense) current income tax	-	(9)	-	(9)
Adjustment with respect to current income tax from previous years (a)	136	(1,554)	-	-
Total (expense) current and occasional income tax	136	(1,563)	-	(9)

(1)	The IFRS adjustments with no tax impact correspond to:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Other accounting expenses with no tax impact (*)	350,770	345,943	115,407	115,268
Accounting provisions	22,973	104,047	6,083	45,567
Net exchange differences	22,224	63,107	26,888	29,624
Non-taxable dividends from subsidiaries	21,090	68,456	-	64,215
Taxable actuarial calculation	1,622	1,294	541	540
Non-deductible taxes	(2)	-	-	-
Excess of fiscal personnel expenses over accounting expenses	(1,589)	(41,445)	231	11,950
Higher fiscal depreciation over accounting depreciation	(4,085)	(32,784)	17,410	(10,539)
Higher accounting depreciation over fiscal depreciation, net	(19,638)	12,885	(24,536)	4,595
Recovery of provisions	(45,533)	(58,496)	(4,903)	(17,839)
Non-accounting fiscal costs, net	(61,360)	(79,211)	(13,924)	(8,044)
Other non-taxable accounting (income) expenses, net	(71,572)	9,415	(54,205)	12,178
Taxable leases	(203,171)	(215,834)	(63,982)	(70,447)
Results under the equity method, net	(374,159)	(146,570)	(131,116)	(45,339)
Total	(362,430)	30,807	(126,106)	131,729

(*)	It corresponds to the differences associated with the tax treatment of leases under IFRS 16.

(2)	The ‘others’ category corresponds to:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Special deduction for donations to Food Banks and others	2,872	5,363	2,440	3191
Fines, sanctions, and lawsuits	1,626	584	450	136
Taxes assumed and valuation	283	477	86	236
Accounting provision and write-offs of receivables	-	4,274	-	1498
Taxable income - recovery of depreciation on sold fixed assets	-	250	-	200
Deduction for ICA tax paid after the income tax filing	-	1,229	-	-
Total	4,781	12,177	2,976	5,261

Recovery of costs and expenses	(3,462)	(3,410)	(1,363)	(72)
Loss from the sale of fixed assets declared as occasional income	(3,025)	(1,681)	(2,722)	(509)
Deduction for hiring personnel with disabilities	(2,647)	(1,912)	(882)	(637)
Non-deductible taxes	(560)	(528)	33	28
Deduction for ICA tax paid after the income tax filing	(396)	-	(396)	-
Accounting provision and write-offs of receivables (recovery of receivables)	(244)	-	(501)	-
Total	(10,334)	(7,531)	(5,831)	(1,190)

The components of the income tax expense recognized in the statement of profit or loss are as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Income tax benefit (expense) recognized in profit or loss for the period	(44,928)	106,576	(22,989)	19,143
Occasional gains tax (expense)	-	(9)	-	(9)
Adjustment in respect of current income tax of prior periods	136	(1,554)	-	-
Total income tax	(44,792)	105,013	(22,989)	19,134

Note 23.4. Deferred tax

	September 30, 2025			December 31, 2024
	Deferred tax assets	Deferred tax liabilities	Deferred tax asset and (liability), net	Deferred tax assets	Deferred tax liabilities	Deferred tax asset and (liability), net
Lease liability	635,834	-	635,834	615,431	-	615,431
Tax losses	233,091	-	233,091	246,525	-	246,525
Tax credits	60,098	-	60,098	60,098	-	60,098
Trade and other payables	11,370	-	11,370	2,255	-	2,255
Investment property	-	(38,747)	(38,747)	-	(37,022)	(37,022)
Buildings	-	(106,805)	(106,805)	-	(110,330)	(110,330)
Goodwill	-	(217,735)	(217,735)	-	(217,715)	(217,715)
Rights of use	-	(548,684)	(548,684)	-	(531,670)	(531,670)
Others	139,755	(36,727)	103,028	165,793	(16,987)	148,806
Total	1,080,148	(948,698)	131,450	1,090,102	(913,724)	176,378

The movement of the deferred tax, net, in the income statement and the statement of comprehensive income is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Deferred tax income recognized in the period’s income statement	(44,455)	106,576	(22,748)	19,143
Income deferred tax recognized in the other comprehensive income of the period	(473)	(559)	(241)	884
Total movement of net deferred tax	(44,928)	106,017	(22,989)	20,027

As of September 30, 2025, the value of temporary differences related to investments in subsidiaries and joint ventures, for which no deferred tax has been recognized, amounted to $1,570,039 (December 31, 2024 - $1,501,291)

Note 23.5. Effects of the distribution of dividends on the income tax

There are no income tax consequences associated with the dividend payments in 2025 and 2024 by the Company to its shareholders.

Note 24. Other financial liabilities

The balance of derivative financial instruments and income received for third parties is as follows:

	September 30, 2025	December 31, 2024
Collections on behalf of third parties (1)	46,252	160,220
Derivative financial instruments (2)	8,047	1,174
Derivative financial instruments designated as hedge instruments (3)	215	278
Total derivative instruments and collections on behalf of third parties	54,514	161,672

(1)	The income received for third parties includes amounts received for services in which the Company acts as an agent, such as card collections, collections from subsidiaries within the “in house cash” centralized treasury program, and banking services provided to customers. It includes $26,339 (December 31, 2024 - $138,340) with related parties (Note 9.6). Since the balance associated with this item is not material to the financial statements, the Company has opted not to apply the amortized cost method. Under normal circumstances, such liabilities would be measured at amortized cost using the effective interest rate.

(2)	The fair values of these instruments are determined using valuation models commonly used by market participants.

As of September 30, 2025, it corresponds to the following operations:

	Nature of risk hedged	Hedged item	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	MUSD / $49.500 MEUR / $2.740	8,047

The breakdown of the maturity dates of these instruments as of September 30, 2025 is as follows:

Derivative	Less than 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Derivative
Forward	6,424	1,623	-	-	8,047

As of December 31, 2024, it corresponds to the following transactions:

	Nature of risk hedged	Hedged item	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	MUSD / $16.600 MEUR / $4.020	1,174

The breakdown of the maturity dates of these instruments as of December 31, 2024 is as follows:

Derivative	Less than 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	922	252	-	-	1,174

(3)	Derivatives designated as hedging instruments are related to foreign exchange forwards. The fair values of these instruments are determined using valuation models commonly used by market participants.

As of September 30, 2025, it corresponds to the following operations:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedged instruments	Amount hedged	Fair value recognized in other comprehensive income	Fair value recognized in the income statement	Fair value
Forward	Exchange rate	Trades payable and other payables – Purchase of assets (Note 22)	USD/COP	1 USD / $4,823.99	0.240MUSD	63	-	215

The breakdown of the maturity dates of these hedging instruments as of December 31, 2024, is as follows:

	Less than 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	215	-	-	-	-	215

As of December 31, 2024, the following operations were in place:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedged instruments	Amount hedged	Fair value recognized in other comprehensive income	Fair value recognized in the income statement	Fair value
Forward	Exchange rate	Trades payable and other payables – Purchase of assets (Note 22)	USD/COP	1 USD / $4,466.19	5.2MUSD	5,210	-	278

The breakdown of the maturity dates of these hedging instruments as of December 31, 2024, is as follows:

	Less than 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	278	-	-	-	-	278

The Company has documented the hedge effectiveness tests by assessing that:

-	The existence of the economic relationship between the hedged item and the hedging instrument

-	The effect of credit risk does not dominate,

-	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of the hedged item.

Note 25. Other liabilities

The balance of other liabilities is as follows:

	September 30, 2025	December 31, 2024
Deferred revenues (1)	98,990	170,359
Advance payments for fixed assets sold (2)	846	832
Advance payments under lease agreements and other projects (3)	334	929
Repurchase coupon	90	100
Instalments received under “plan resérvalo”	-	160
Total other liabilities	100,260	172,380
Current	99,926	172,002
Non-current	334	378

(1)	It mainly corresponds to payments received for the future sale of products through payment methods, property leases, and strategic alliances.

The Company considers deferred revenues in advance as a contractual liability. The movement of these liabilities during the presented period is as follows:

Deferred income
Balance as of December 31, 2023	200,205
Additions	4,392,491
Revenue recognized	(4,468,217)
Balance as of September 30, 2024	124,479

Balance as of December 31, 2024	170,359
Additions	5,956,395
Revenue recognized	(6,027,764)
Balance as of September 30, 2025	98,990

(2)	This corresponds to the advance received for the sale of the La Colina land for $832, and the advance for the sale of Montería Centro for $14.

(3)	It corresponds to the balance of the Locatel contract pending amortization as income from commercial space premiums.

Note 26. Shareholders’ equity

Capital and premium on placement of shares

As of September 30, 2025, and December 31, 2024, the authorized capital of the Company is represented by 1.590.000.000 ordinary shares with a nominal value of $3.3333 Colombian pesos each.

As of September 30, 2025, and December 31, 2024, the number of subscribed shares is 1.344.720.453, and the number of treasury shares reacquired is 46.856.094.

The rights granted over the shares correspond to the right to vote and voice for each share. No privileges have been granted on the shares, nor are there any restrictions on them. Additionally, there are no stock option agreements on the Company’s shares.

The share premium represents the excess paid over the nominal value of the shares. According to Colombian legal regulations, this balance may be distributed at the time of the liquidation of the company or capitalized. Capitalization is understood as the transfer of a portion of this premium to a capital account because of a dividend distribution paid in shares of the Company.

Reserves

Reserves are appropriations made by the Company’s General Shareholders’ Assembly from the results of previous periods. In addition to the legal reserve, this includes the occasional reserve, reserve for the repurchase of shares, and reserve for future dividends.

-	Legal Reserve: According to Article 452 of the Colombian Commercial Code and Article 51 of the Company’s Articles of Association, corporations must establish a legal reserve equal to at least 50% of the subscribed capital. For this, 10% of the net income for each year must be appropriated to the legal reserve until the minimum percentage is reached. Once the 50% threshold is achieved, it will be at the discretion of the General Shareholders’ Assembly whether to continue increasing the legal reserve. However, if it decreases, it will be mandatory to appropriate 10% of the net income each year until the reserve reaches the specified limit again.

-	Occasional reserve: An occasional reserve established by the General Shareholders’ Meeting.

-	Reserve for the repurchase of shares: An occasional reserve established by the General Shareholders’ Meeting for the purpose of repurchasing shares.

-	Reserve for the payment of future dividends: An occasional reserve created by the General Shareholders’ Meeting to ensure the distribution of future dividends to shareholders.

Other Comprehensive Income Accumulated

The balance of each component of other comprehensive income and its tax effect is as follows:

	September 30, 2025			September 30, 2024			December 31, 2024
	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value
Measurement (loss) of financial assets at fair value through other comprehensive income	(4,629)	-	(4,629)	(4,752)	-	(4,752)	(5,335)	-	(5,335)
Remeasurements of defined benefit plans	(3,707)	1,544	(2,163)	(5,059)	1,793	(3,266)	(3,707)	1,544	(2,163)
Translation exchange differences	(2,742,294)	-	(2,742,294)	(2,308,669)	-	(2,308,669)	(2,294,102)	-	(2,294,102)
Gain from cash-flow hedge	14,929	1,423	16,352	10,353	2,052	12,405	12,150	1,423	13,573
Loss) on hedge of net investment in foreign operations	(18,977)	-	(18,977)	(18,977)	-	(18,977)	(18,977)	-	(18,977)
Total other comprehensive accumulated income	(2,754,678)	2,967	(2,751,711)	(2,327,104)	3,845	(2,323,259)	(2,309,971)	2,967	(2,307,004)

Note 27. Revenue from contracts with customers

The amount of revenue from contracts with customers is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Retail sales (1)	11,432,562	10,923,636	3,870,798	3,710,405
Service revenue (2)	263,815	287,768	92,104	97,466
Other revenue (3)	31,198	40,236	10,282	7,519
Total revenue from contracts with customers	11,727,575	11,251,640	3,973,184	3,815,390

(1)	Retail sales correspond to the sale of merchandise and inventory from real estate projects, net of returns and sales allowances.

The value corresponds to the following concepts

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Retail sales, net of sales returns and rebates	11,428,762	10,920,786	3,870,798	3,710,405
Sale of real estate project inventories (a)	3,800	2,850	-	-
Total retail sales	11,432,562	10,923,636	3,870,798	3,710,405

(a)	As of September 30, 2025, it corresponds to the sale of 18.72% of the Éxito Occidente real estate project for $3,800. As of September 30, 2024, it corresponds to the sale of 14.04% of the Éxito Occidente real estate project for $2,850.

(2)	Service revenue corresponds to the following concepts:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Distributors	59,448	61,526	19,219	20,449
Advertising	54,074	55,787	24,112	19,982
Leases	43,858	41,968	15,246	14,536
Lease of physical space	41,114	38,537	15,856	14,099
Real estate related income	19,481	16,202	6,908	5,006
Commissions (a)	18,540	40,116	2,312	13,098
Banking services	9,452	15,370	3,091	4,649
Transport	9,430	9,112	2,703	3,381
Money transfers	4,925	5,673	1,367	1,057
Others	3,493	3,477	1,290	1,209
Total service revenue	263,815	287,768	92,104	97,466

(a)	The decrease is mainly due to the collection from Tuya S.A. for discounts granted for the use of the card. In addition, there is also a reduction in commission income related to the betting business.

(3)	Other revenue corresponds to the following concepts:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Marketing events	13,345	11,954	5,005	4,217
Collaboration agreements (a)	4,860	7,895	1,473	2,419
Financial Services	2,482	2,549	767	778
Asset utilizations	2,306	4,510	(208)	1,431
Royalty revenue	1,539	3,016	503	566
Real estate projects	1,411	1,601	495	386
Recovery of other liabilities	1,076	1,930	1,005	229
Use of parking spaces	998	897	334	266
Technical advisory	939	1,363	161	450
Recovery of provisions	-	-	-	(3,500)
Others	2,242	4,521	747	277
Total other revenue	31,198	40,236	10,282	7,519

(a)	It corresponds to the participation in the following collaboration agreements, which consist of contracts to carry out projects or activities:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Redeban S.A.	4,481	3,843	1,473	1,261
Éxito Media	354	1,969	-	871
Alianza Sura	22	830	-	452
Moviired S.A.S.	3	19	-	1
Autos Éxito	-	1,234	-	(166)
Total collaboration agreements	4,860	7,895	1,473	2,419

Note 28. Distribution, administrative and selling expenses.

The distribution expenses and the administration and sales expenses are as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Employee benefits (Note 29)	578,278	615,419	193,295	203,862
Depreciation and amortization	329,484	344,393	105,126	114,402
Taxes other than income tax	175,715	172,324	49,967	49,355
Fuels and power	135,154	141,327	44,692	44,765
Repairs and maintenance	99,999	118,150	27,696	33,597
Services	67,081	64,448	17,098	16,469
Security services	59,568	64,336	20,498	21,806
Commissions on debit and credit cards	56,609	58,166	20,018	19,489
Advertising	50,092	70,878	16,882	24,145
Administration of trade premises	49,712	47,352	16,091	15,699
Professional fees	47,646	51,001	15,544	16,748
Transport	36,331	37,623	14,162	12,715
Cleaning services	34,275	40,986	9,769	13,181
Leases	32,574	37,770	13,497	12,650
Insurance	20,378	27,979	6,684	8,252
Commissions	10,281	10,757	4,066	3,288
Credit loss expense (Note 7.1)	10,247	20,819	2,645	11,133
Legal expenses	8,439	4,117	2,482	1,073
Outsourced employees	8,230	10,686	3,414	2,656
Cleaning and cafeteria	7,498	6,664	2,745	2,103
Packaging and marking materials	6,027	8,427	2,206	3,005
Other commissions	5,838	6,012	1,836	2,001
Stationery, supplies and forms	5,344	5,367	1,990	2,032
Other provision expenses for legal proceedings	5,025	4,875	2,242	3,120
Other provision expenses	4,451	4,304	1,919	1,262
Ground transportation	2,776	3,021	958	937
Travel expenses	2,569	2,684	1,000	986
Contributions and memberships	522	-	72	-
Éxito Media collaboration agreement	381	-	65	-
Seguros Éxito collaboration agreement	73	3,324	-	-
Services	39	-	9	-
Autos Éxito collaboration agreement	-	-	-	(166)
Others	240,133	212,793	86,383	74,357
Total distribution, administrative and selling expenses	2,090,769	2,196,002	685,051	714,922
Distribution expenses	1,421,383	1,459,262	461,055	472,500
Administrative and selling expenses	91,108	121,321	30,701	38,560
Employee benefit expenses	578,278	615,419	193,295	203,862

Note 29. Employee benefit expenses

The employee benefits expense presented by each significant category is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Wages and salaries	492,542	520,271	163,928	172,982
Contributions to the social security system	7,209	7,975	2,288	2,333
Other short-term employee benefits	27,183	30,153	9,304	9,985
Total short-term employee benefit expenses	526,934	558,399	175,520	185,300

Post-employment benefit expenses, defined contribution plans	43,050	45,977	14,608	14,914
Post-employment benefit expenses, defined benefit plans	2,024	2,006	596	599
Total post-employment benefit expenses	45,074	47,983	15,204	15,513

Termination benefit expenses	954	1,016	224	520
Other long-term employee benefits	265	183	104	79
Other personnel expenses	5,051	7,838	2,243	2,450
Total employee benefit expenses	578,278	615,419	193,295	203,862

The cost of employee benefits included in the cost of sales is shown in Note 10.2.

Note 30. Other operating revenue (expenses) and other (loses) gain, net

Other operating revenue

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Recovery allowance for expected credit losses (Note 7.1)	10,267	14,060	3,198	7,419
Recovery of other provisions	6,081	3,675	(794)	3,499
Other indemnification (1)	4,907	3,581	1,348	1,008
Recovery of provisions for legal proceedings	3,191	4,793	1,000	1,146
Recovery of employee liabilities	1,759	7,498	150	-
Recovery of costs and expenses from taxes other than income tax	929	1,184	-	-
Insurance indemnification	136	1,291	(35)	241
Recovery from restructuring processes	-	1,686	-	1
Reimbursement of tax-related costs and expenses	-	242	-	1
Total other operating revenue	27,270	38,010	4,867	13,315

(1)	It corresponds to the indemnities paid by Rappi S.A.S. for losses from the operation with Turbo amounting to $4,635 and compensation for consequential damages in the sale of the Country Lot strip for $272.

Other operating expenses

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Restructuring expenses	-	(54,398)	-	(24,407)
Other provisions (1)	-	(12,461)	-	(7,266)
Others	(231)	(13,883)	773	(337)
Total other operating expenses	(231)	(80,742)	773	(32,010)

(1)	It corresponds to:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Corporate projects	(231)	-	(21)	-
Fees for the registration process in the New York and Sao Paulo Stock Exchanges	-	(11,948)	-	(408)
Fees for projects for the implementation of norms and laws	-	(1,134)	-	71
Severance expenses	-	-	328	-
Closed stores expenses	-	-	466	-
Others	-	(801)	-	-
Total others	(231)	(13,883)	773	(337)

Other net (loss) income

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Gain on sale of property, plant and equipment	7,291	1,881	2	237
Gain from the early termination of lease contracts	1,757	1,125	38	(1)
(Loss) on derecognition of right-of-use assets	(32)	245	-	254
(Loss) from write-off of property, plant and equipment, intangible, Property investments and other assets	(1,809)	(6,385)	(245)	(667)
Total other net (loss) income	7,207	(3,134)	(205)	(177)

Note 31. Financial income and expenses

The value of financial income and expenses is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Gain from foreign exchange differences	44,118	33,870	11,383	896
Interest in income on cash and cash equivalents (Note 6)	5,987	1,968	3,845	16
Gain from liquidated derivative financial instruments	4,363	13,598	599	9,622
Gains from valuation of derivative financial instruments	467	16,052	145	(5,272)
Interest in financial lease investment	307	302	99	97
Other financial income	737	1,932	228	560
Total financial income	55,979	67,722	16,299	5,919
Interest expense on lease liabilities (Note 14.2)	(120,287)	(111,063)	(43,160)	(36,383)
Interest expense on loan and borrowings (Note 19)	(118,236)	(153,637)	(40,218)	(52,084)
Loss from liquidated derivative financial instruments	(27,584)	(22,426)	(10,747)	(1,417)
(Loss) from foreign exchange differences	(15,872)	(57,225)	(1,146)	(5,506)
Loss from valuation of derivative financial instruments	(11,337)	(431)	(1,379)	571
Commission expenses	(2,972)	(4,128)	(684)	(635)
Factoring expenses	(15)	(26,108)	-	(4,196)
Other financial expenses	(2,927)	(3,351)	(1,314)	(1,173)
Total financial expenses	(299,230)	(378,369)	(98,648)	(100,823)
Net financial result	(243,251)	(310,647)	(82,349)	(94,904)

Note 32. Participation in the results of subsidiaries and joint ventures accounted for using the equity method.

The result of participation in the results of subsidiaries and joint ventures accounted for using the equity method is as follows:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Spice Investments Mercosur S.A.	265,086	144,852	89,223	36,649
Patrimonio Autónomo Viva Malls	86,651	75,410	35,500	33,132
Compañía de Financiamiento Tuya S.A.	22,999	(70,936)	3,114	(19,409)
Éxito Industrias S.A.S.	17,645	17,066	7,334	6,402
Logística, Transportes y Servicios Asociados S.A.S.	13,039	6,155	5,674	2,893
Transacciones Energéticas S.A.S. E.S.P.	11,218	816	83	94
Puntos Colombia S.A.S.	9,570	5,615	4,034	1,633
Almacenes Éxito Inversiones S.A.S.	6,912	5,036	2,471	1,846
Éxito Viajes y Turismo S.A.S.	2,171	2,608	920	947
Gestión y Logística S.A.	3	(50)	-	(65)
Depósitos y Soluciones Logísticas S.A.S.	(41)	1	(47)	3
Patrimonio Autónomo Iwana	(64)	(99)	(5)	(17)
Marketplace Internacional Éxito y Servicios S.A.S.	(319)	(469)	-	(81)
Sara ANV S.A.	(1,599)	(1,301)	(591)	(424)
Onper Investments 2015 S.L.	(59,111)	(38,134)	(16,594)	(18,265)
Total	374,160	146,570	131,116	45,338

Note 33. Earnings per share

The basic earnings per share are calculated based on the weighted average number of outstanding shares for each category during the period.

There were no potential dilutive ordinary shares outstanding at the end of the periods ending September 30, 2025, and September 30, 2024.

The calculation of basic earnings per share for all the periods presented is as follows:

In the results of the period:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Net profit (loss) attributable to holders of ordinary equity instruments (basic)	382,917	(91,331)	142,905	(34,733)
Weighted average of the number of ordinary shares attributable to earnings per share (basic)	1.297.864.359	1.297.864.359	1.297.864.359	1.297.864.359
Basic earnings (loss) per share (in Colombian pesos)	295.04	(70.37)	110.11	(26.76)

In the comprehensive income:

	January 1 to September 30, 2025	January 1 to September 30, 2024	July 1 to September 30, 2025	July 1 to September 30, 2024
Net loss attributable to holders of ordinary equity instruments (basic)	(61,790)	(110,544)	(94,815)	(157,848)
Weighted average of the number of ordinary shares attributable to earnings per share (basic)	1.297.864.359	1.297.864.359	1.297.864.359	1.297.864.359
Basic earnings per share (in Colombian pesos)	(47.61)	(85.17)	(73.05)	(121.62)

Note 34. Impairment of assets

As of September 30, 2025, and December 31, 2024, no impairment losses were observed regarding the measurement of recoverable value of financial assets, except for those related to accounts receivable (Note 7).

As of December 31, 2024, the Company performed its annual impairment test for its non-financial assets, which is properly disclosed in the separate financial statements presented at the close of that year.

Note 35. Fair value measurement

Below is a comparison, by class, of the carrying amounts and fair values of investment properties, property, plant and equipment, and financial instruments, other than those whose carrying amounts are a reasonable approximation of their fair values.

	September 30, 2025		December 31, 2024
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Trade receivables and other accounts receivable at amortized cost	7,960	7,503	10,107	9,618
Equity investments (Note 11)	4,095	4,095	1,437	1,437
Forward contracts measured at fair value through income (Note 11)	473	473	4,469	4,469
Forward contracts denominated as hedge instruments (Note 11)	-	-	-	-
Investments in private equity funds (Note 11)	381	381	402	402
Non-financial assets
Investment property (Note 13)	63,528	113,888	64,177	113,888
Property, plant and equipment, and investment property held for sale (Note 40)	2,645	4,378	2,645	4,378
Financial liabilities
Loans and borrowings (Note 19)	1,829,233	1,827,784	1,681,847	1,680,222
Forward contracts measured at fair value through income (Note 24)	8,047	8,047	1,174	1,174
Forward contracts denominated as hedge instruments (Note 24)	215	215	278	278

To estimate the fair values, the methods and assumptions detailed below were used:

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Assets
Loans at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted to present value using the market rate for loans with similar conditions as of the measurement date, in accordance with the maturity dates.	Commercial rate of banking institutions for consumption receivables without credit card for similar term horizons. Commercial rate for VIS housing loans for similar term horizons.
Investments in private equity funds	Level 2	Unit value	The value of the fund unit is given by the pre-close value for the day divided by the total number of fund units at the close of operations on that day. The valuation of the assets is carried out daily by the fund manager.	N/A

Forward contracts measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference between the agreed forward rate and the forward rate on the valuation date corresponding to the remaining term of the derivative financial instrument is established and discounted to its present value using a zero-coupon interest rate. To determine the forward rate, the average of the closing bid and ask quotations is used.

Peso/US Dollar exchange rate set out in the forward contract.

Market representative exchange rate on the date of valuation.

Forward points of the Peso-US Dollar forward market on the date of valuation.

Number of days between valuation date and maturity date.

Zero-coupon interest rate.

Equity investments	Level 2	Quoted market prices

The fair values of these investments are determined by reference to quoted prices published in active markets where the companies are traded; in other cases, the investments are measured at the attributed cost determined in the opening balance, considering that the effect is not material and that performing a measurement using a valuation technique commonly used by market participants may incur higher costs than the benefits themselves.

N/A

Investment property	Level 3	Comparison or market method	A technique that consists of establishing the fair value of properties based on the study of recent offers or transactions of assets similar and comparable to the object of valuation.	N/A

Investment property	Level 3	Discounted cash flows method

A technique that provides the opportunity to identify income growth over a predetermined period for the investment. The value of the property is equivalent to the discounted value of future benefits. These benefits represent the annual cash flows (both positive and negative) over the period, plus the net gain derived from the hypothetical sale of the property at the end of the investment period.

Discount rate (11,25% – 19,49%) Vacancy rate (0% - 45,40%) Capitalization rate (7,75% - 9,75%)

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Assets
Investment property	Level 3	Residual method

Technique used when the land has urban development potential, based on estimating the total sales value of a construction project, in accordance with current urban planning regulations and the market for the final sellable property.

Residual value
Investment property	Level 3	Replacement cost method	The valuation method consists of calculating the value of a newly built property, as of the reporting date, with the same quality and features as the one being valued. This value is referred to as the replacement cost. Then, the loss in value the property has experienced over time due to wear and tear or its level of maintenance—either diligent or neglected—is assessed, which is referred to as depreciation.	Physical value of building and land.

Non-current assets classified as held for trading	Level 2	Residual method	Technique used when the land has urban development potential, based on estimating the total sales value of a construction project, in accordance with current urban planning regulations and the market for the final sellable property.	Residual value

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Liabilities
Financial liabilities and leases measured at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted to present value using the market rate for loans with similar conditions as of the measurement date, in accordance with the maturity dates.	Reference Banking Index (RBI) + Negotiated basis points. LIBOR rate + Negotiated basis points

Forward contracts measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference between the agreed forward rate and the forward rate on the valuation date corresponding to the remaining term of the derivative financial instrument is established and discounted to its present value using a zero-coupon interest rate. To determine the forward rate, the average of the closing bid and ask quotations is used.

Peso/US Dollar exchange rate set out in the forward contract.

Market representative exchange rate on the date of valuation.

Forward points of the Peso-US Dollar forward market on the date of valuation.

Number of days between valuation date and maturity date.

Zero-coupon interest rate.

Lease liabilities	Level 2	Discounted cash flows method	Future cash flows from lease contracts are discounted to present value using the market rate for loans under similar conditions at the lease commencement date, in accordance with the minimum non-cancellable period.	Reference Banking Index (RBI) + basis points in accordance with risk profile

Changes in the hierarchies may occur if new information becomes available, if previously used information is no longer available, if changes improve the valuation techniques, or if market conditions change.

No transfers between level 1, level 2 and level 3 hierarchies occurred during the period ended September, 2025.

Note 36. Contingencies

Contingent assets

There are no contingent assets to be disclosed as of September 30, 2025.

Contingent liabilities

The following are the contingent liabilities as of September 30, 2025, and December 31, 2024:

a.	The following legal proceedings are being carried out with the aim of ensuring that the Company does not pay the amounts claimed by the plaintiff:

-	Administrative discussion with the DIAN (National Directorate of Customs of Colombia) for $42,872 (December 31, 2024 - $42,210) related to the notification of special requirement 112382018000126 dated September 17, 2018, through which the income tax return for 2015 was proposed to be amended. In September 2021, the Company received a new notification from the DIAN confirming its proposal. However, external advisors consider the process as a contingent liability.

-	Nullity of resolution N°2024008001 dated August 5, 2024, imposes a sanction for failing to declare ICA for 2020 to 2022 annually, as the declarations were submitted bimonthly, and resolution N°0034 dated November 8, 2024, for $4,175 (December 31, 2024 - $4,175).

-	Nullity of the Official Revision Settlement GGI-FI-LR-50716-22 dated November 22, 2022, through which the Special Industrial and Port District of Barranquilla modifies the 2019 industry and commerce tax declaration, establishing a higher tax amount and a penalty for inaccuracy, and the nullity of resolution GGI-DT-RS-282-2023 dated October 27, 2023, through which the reconsideration appeal is resolved, for $3,901 (December 31, 2024 - $3,790).

-	Nullity of the Official Revision Settlement GGI-FI-LR-50712-22 dated November 2, 2022, through which the 2018 industry and commerce tax declaration is modified, establishing a higher tax amount and a penalty for inaccuracy, and the nullity of resolution GGI.DT-RS-282-2023 dated October 27, 2023, through which the reconsideration appeal is resolved, for $3,353 (December 31, 2024 - $3,291).

-	Nullity of the penalty resolution from September 2020, which ordered the reimbursement of the balance in favor liquidated in the income tax for the 2015 tax year, for $2,876 (December 31, 2024 - $2,734).

-	Nullity of the Official Review Settlement GGI-FI-LR-50720-22 from December 6, 2022, which modifies the 2020 industry and commerce tax declaration, establishing a higher tax amount and a penalty for inaccuracy, and the nullity of the resolution GGI-DT-RS-329-2023 from December 4, 2023, which resolves the reconsideration appeal, for $2,773 (December 31, 2024 - $2,664).

-	Nullity of the Official Assessment Settlement 00019-TS-0019-2021 from February 24, 2021, through which the Department of Atlántico assessed the Security and Citizen Coexistence Rate for the taxable period from February 2015 to November 2019, and the nullity of Resolution 5-3041-TS0019-2021 from November 10, 2021, through which the reconsideration appeal is resolved, for $1,285 (December 31, 2024 - $1,226).

b.	Guarantees

-	The Company granted a guarantee to its subsidiary Almacenes Éxito Inversiones S.A.S. to cover potential defaults on its obligations. As of September 30, 2025, the amount totals $4,668 (December 31, 2024: $3,967).

-	The Company granted a bank guarantee until October 30, 2025, to the third party SINOGLAS, in order to secure the payment of merchandise purchases (goods and supplies) for $595.

-	The Company granted a guarantee to the subsidiary Libertad S.A. for a five-year term, for the purpose of supporting the restructuring of its debt and optimizing its financial costs for $195,065.

-	At the request of certain insurance companies and as a requirement for the issuance of performance bonds, during 2025 the Company has provided certain guarantees to these third parties as joint debtors on behalf of some of its subsidiaries. The guarantees granted are detailed below:

Type of guarantee	Description and detail of the guarantee	Insurance company
Open promissory note	Performance bond. The Company acts as a joint debtor for the Patrimonio Autónomo of Viva Barranquilla Shopping Center	Seguros Generales Suramericana S.A.

These contingent liabilities, due to their possible nature, are not recognized in the statement of financial position; they are only disclosed in the notes to the financial statements.

Note 37. Dividends declared and paid

At the General Shareholders’ Meeting of the Company held on March 27, 2025, a dividend of $27,398 was declared, equivalent to an annual dividend of COP 21.11 per share. The amount paid during the period ended September 30, 2025, totaled $27,441.

At the General Shareholders’ Meeting of the Company held on March 21, 2024, a dividend of $65,529 was declared, equivalent to an annual dividend of COP 50.49 per share. The amount paid during the annual period ended December 31, 2024, totaled $65,502.

Note 38. Seasonality of transactions

The Company’s operating and cash flow cycles show a certain seasonality in the operational and financial results, as well as in the financial indicators related to liquidity and working capital, with a concentration during the first and last quarters of each year, mainly due to the Christmas and holiday season and the “Special Price Days” event, which is the second most important promotional event of the year. The management monitors these indicators to ensure that risks do not materialize, and for those that could materialize, it implements action plans in a timely manner. Additionally, it monitors these indicators to ensure they remain within industry standards.

Note 39. Financial risk management policy

As of December 31, 2024, the Company adequately disclosed its capital and financial risk management policies in the separate financial statements presented at the end of that year. No changes have been made to these policies during the period ended September 30, 2025.

Note 40. Assets held for sale

The Company’s management has a plan to sell certain properties in order to structure projects that will allow for better utilization of these properties, increase their potential future sale price, and generate additional resources for the Company. As a result of this plan, some of the investment properties were classified as assets held for sale.

The balance of assets held for sale reflected in the statement of financial position is as follows:

	September 30, 2025	December 31, 2024
Investment property	2,645	2,645

It refers to the La Secreta parcel, negotiated with the buyer in 2019. As of December 31, 2024, 59.12% of the payment for the property has been received. The remainder of the asset will be delivered along with the payments for the asset, which will be received in 2025. The deed for the contribution to the trust was signed on December 1, 2020, and registered on December 30, 2020.

No income or expenses have been recognized in the results or in other comprehensive income related to the use of these assets.

Note 41. Subsequent Events

No subsequent events occurred after the reporting period that represent significant changes in the Company’s financial position or operations, or that, due to their relevance, need to be disclosed in the financial statements